**Bangkok Bank**
**ธนาคารกรุงเทพ**

May 25, 2005

SUPPL

SEC MAIL RECEIVED PROCESSING
MAY 2 7 2005
WASH. D.C. 198 SECTION

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the 1st quarter 2005 audited financial statements that Bangkok Bank reported to the Stock Exchange of Thailand.

These financial results can be accessed through the following websites:

Stock Exchange of Thailand (SET)
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission (SEC)
http://www.sec.or.th (Financial Statement/Bangkok Bank)

PROCESSED
JUN 08 2005
THOMSON FINANCIAL

Bangkok Bank Public Company Limited (BBL)
http://www.bangkokbank.com (For Shareholders/Financial Results).

Please contact me if you have any questions.

With best regards,

05008623

Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President

Finance and Accounting Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President

*BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES*

*Interim Financial Statements*

*Quarter ended March 31, 2005*

Deloitte.

Dedicated to serving businesses in Thailand for over 66 years

บริษัท ดีลอยท์ ทู้ช โธมัทสุ ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120
โทร : 66 (0) 2676 5700
แฟ็กซ์: 66 (0) 2676 5757

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Bldg. 25th Fl.,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand
Tel : 66 (0) 2676 5700
Fax: 66 (0) 2676 5757
www.deloitte.com

**REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS**

**TO THE BOARD OF DIRECTORS**
**BANGKOK BANK PUBLIC COMPANY LIMITED**

We have reviewed the consolidated balance sheet of Bangkok Bank Public Company Limited and its subsidiaries and the balance sheet of Bangkok Bank Public Company Limited as at March 31, 2005, and the related consolidated and the Bank's statements of income, changes in shareholders' equity and cash flows for the quarters ended March 31, 2005 and 2004. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the reviews to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and the Bank's financial statements as described in the first paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated and the Bank's financial statements for the year ended December 31, 2004, and expressed an unqualified opinion in our report dated February 21, 2005. The consolidated and the Bank's balance sheets as at December 31, 2004, presented herein for comparison, have been derived from such financial statements which have been audited and reported upon. We have not performed any other audit procedures subsequent to such report date.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
**DELOITTE TOUCHE TOHMATSU JAIYOS**

**BANGKOK**
May 9, 2005

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

Baht : '000

| | CONSOLIDATED FINANCIAL STATEMENTS | | THE BANK'S FINANCIAL STATEMENTS | |
|---|---|---|---|---|
| | "UNAUDITED" | | "UNAUDITED" | |
| | As at March 31, 2005 | As at December 31, 2004 | As at March 31, 2005 | As at December 31, 2004 |
| ASSETS | | | | |
| CASH | 28,460,365 | 30,553,309 | 28,383,160 | 30,455,876 |
| INTERBANK AND MONEY MARKET ITEMS | | | | |
| Domestic items | | | | |
| Interest bearing | 10,472,178 | 9,671,688 | 9,429,540 | 9,234,025 |
| Non-interest bearing | 12,701,550 | 7,650,261 | 12,605,753 | 7,576,132 |
| Foreign items | | | | |
| Interest bearing | 107,204,336 | 105,659,920 | 106,442,251 | 104,206,271 |
| Non-interest bearing | 7,487,834 | 8,615,646 | 7,243,709 | 8,391,525 |
| Total interbank and money market items, net | 137,865,898 | 131,597,515 | 135,721,253 | 129,407,953 |
| SECURITIES PURCHASED UNDER RESALE AGREEMENTS | 64,520,000 | 32,340,000 | 64,200,000 | 32,030,000 |
| INVESTMENTS (Note 5.2) | | | | |
| Current investments, net | 138,305,836 | 135,299,551 | 137,403,333 | 134,685,501 |
| Long-term investments, net | 161,635,870 | 163,766,143 | 159,817,487 | 162,142,701 |
| Investments in subsidiaries and associated companies, net | 2,233,607 | 2,148,255 | 9,395,111 | 8,923,575 |
| Total investments, net | 302,175,313 | 301,213,949 | 306,615,931 | 305,751,777 |
| LOANS AND ACCRUED INTEREST RECEIVABLE | | | | |
| Loans (Note 5.3) | 925,502,297 | 934,433,996 | 923,508,124 | 932,940,378 |
| Accrued interest receivable | 1,850,421 | 1,221,790 | 1,831,543 | 1,202,112 |
| Total loans and accrued interest receivable | 927,352,718 | 935,655,786 | 925,339,667 | 934,142,490 |
| Less Allowance for doubtful accounts (Note 3) | (92,980,416) | (92,063,631) | (92,593,245) | (91,686,042) |
| Less Revaluation allowance for debt restructuring | (16,338,933) | (17,679,901) | (16,338,933) | (17,679,901) |
| Total loans and accrued interest receivable, net | 818,033,369 | 825,912,254 | 816,407,489 | 824,776,547 |
| PROPERTIES FORECLOSED, NET | 41,644,773 | 39,267,439 | 34,479,518 | 32,077,908 |
| CUSTOMERS' LIABILITIES UNDER ACCEPTANCES | 1,046,770 | 880,659 | 1,046,770 | 880,659 |
| PREMISES AND EQUIPMENT, NET | 29,270,822 | 29,516,334 | 29,086,230 | 29,339,151 |
| LEASEHOLDS, NET | 2,124,457 | 2,228,232 | 2,116,398 | 2,219,893 |
| OTHER ASSETS, NET | 8,353,362 | 13,837,770 | 7,445,623 | 12,995,240 |
| TOTAL ASSETS | 1,433,495,129 | 1,407,347,461 | 1,425,502,372 | 1,399,935,004 |

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

Baht : '000

| | CONSOLIDATED FINANCIAL STATEMENTS | | THE BANK'S FINANCIAL STATEMENTS | |
|---|---|---|---|---|
| | "UNAUDITED" | | "UNAUDITED" | |
| | As at March 31, 2005 | As at December 31, 2004 | As at March 31, 2005 | As at December 31, 2004 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | | |
| DEPOSITS | | | | |
| Deposits in Baht | 1,114,877,139 | 1,107,288,398 | 1,111,525,563 | 1,104,336,706 |
| Deposits in foreign currencies | 88,727,739 | 88,078,066 | 82,692,508 | 81,774,747 |
| Total deposits | 1,203,604,878 | 1,195,366,464 | 1,194,218,071 | 1,186,111,453 |
| INTERBANK AND MONEY MARKET ITEMS | | | | |
| Domestic items | | | | |
| Interest bearing | 13,848,333 | 10,473,437 | 13,799,832 | 10,406,937 |
| Non-interest bearing | 3,200,537 | 2,920,731 | 3,306,394 | 3,049,657 |
| Foreign items | | | | |
| Interest bearing | 18,575,584 | 17,521,751 | 18,519,125 | 17,454,333 |
| Non-interest bearing | 3,609,976 | 2,176,102 | 3,643,610 | 2,258,889 |
| Total interbank and money market items, net | 39,234,430 | 33,092,021 | 39,268,961 | 33,169,816 |
| LIABILITIES PAYABLE ON DEMAND | 5,417,472 | 4,330,973 | 5,388,393 | 4,036,962 |
| BORROWINGS (Note 5.4) | | | | |
| Short-term borrowings | 1,090,646 | 1,088,810 | 1,090,646 | 1,088,810 |
| Long-term borrowings | 24,357,447 | 24,176,129 | 24,357,447 | 24,176,129 |
| Total borrowings | 25,448,093 | 25,264,939 | 25,448,093 | 25,264,939 |
| SUBORDINATED DEBENTURES CUM PREFERRED SHARES (Note 5.5) | 13,164,183 | 13,164,183 | 13,164,183 | 13,164,183 |
| BANK'S LIABILITIES UNDER ACCEPTANCES | 1,046,770 | 880,659 | 1,046,770 | 880,659 |
| INTER ACCOUNT BALANCE, NET | 4,883,083 | 5,294,392 | 4,863,787 | 5,252,611 |
| SUNDRY CREDITORS | 3,418,576 | 4,133,895 | 6,040,467 | 3,498,642 |
| OTHER LIABILITIES | 13,983,043 | 10,569,035 | 13,340,452 | 13,589,8[illegible] |
| TOTAL LIABILITIES | 1,310,200,528 | 1,292,096,561 | 1,302,779,177 | 1,284,969,100 |

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

Baht : '000

| | CONSOLIDATED FINANCIAL STATEMENTS | | THE BANK'S FINANCIAL STATEMENTS | |
|---|---|---|---|---|
| | "UNAUDITED" | | "UNAUDITED" | |
| | As at March 31, 2005 | As at December 31, 2004 | As at March 31, 2005 | As at December 31, 2004 |
| LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED) | | | | |
| SHAREHOLDERS' EQUITY | | | | |
| SHARE CAPITAL | | | | |
| Registered share capital | | | | |
| 3,998,000,000 ordinary shares of Baht 10 each | 39,980,000 | 39,980,000 | 39,980,000 | 39,980,000 |
| 2,000,000 preferred shares of Baht 10 each | 20,000 | 20,000 | 20,000 | 20,000 |
| Issued and paid-up share capital | | | | |
| 1,908,711,239 ordinary shares of Baht 10 each | 19,087,112 | 19,087,112 | 19,087,112 | 19,087,112 |
| 131,655 preferred shares of Baht 10 each (Note 5.5) | 1,317 | 1,317 | 1,317 | 1,317 |
| PREMIUM ON ORDINARY SHARE CAPITAL (Note 5.7) | 56,346,232 | 56,346,232 | 56,346,232 | 56,346,232 |
| UNREALIZED INCREMENT PER LAND APPRAISAL | 10,200,890 | 10,200,890 | 10,200,890 | 10,200,890 |
| UNREALIZED INCREMENT PER PREMISES APPRAISAL | 4,153,320 | 4,315,536 | 4,153,320 | 4,315,536 |
| FOREIGN EXCHANGE ADJUSTMENT | 590,960 | 592,347 | 590,960 | 592,347 |
| UNREALIZED GAINS ON INVESTMENT | 9,723,874 | 9,166,240 | 9,723,874 | 9,166,240 |
| UNREALIZED LOSSES ON INVESTMENT | (383,950) | (1,581,998) | (383,950) | (1,581,998) |
| RETAINED EARNINGS (Note 5.7) | | | | |
| Appropriated | | | | |
| Legal reserves | 2,000,000 | 2,000,000 | 2,000,000 | 2,000,000 |
| Other reserves | 5,000,000 | 5,000,000 | 5,000,000 | 5,000,000 |
| Unappropriated | 16,003,440 | 9,838,228 | 16,003,440 | 9,838,228 |
| TOTAL | 122,723,195 | 114,965,904 | 122,723,195 | 114,965,904 |
| MINORITY INTEREST | 571,406 | 284,996 | - | - |
| TOTAL SHAREHOLDERS' EQUITY, NET | 123,294,601 | 115,250,900 | 122,723,195 | 114,965,904 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | 1,433,495,129 | 1,407,347,461 | 1,425,502,372 | 1,399,935,004 |

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

Baht : '000

| | CONSOLIDATED FINANCIAL STATEMENTS | | THE BANK'S FINANCIAL STATEMENTS | |
|---|---|---|---|---|
| | "UNAUDITED" | | "UNAUDITED" | |
| | As at March 31, 2005 | As at December 31, 2004 | As at March 31, 2005 | As at December 31, 2004 |
| OFF-BALANCE-SHEET ITEMS | | | | |
| CONTINGENCIES (Note 5.8) | | | | |
| AVALS TO BILLS AND GUARANTEES OF LOANS | 11,922,067 | 12,983,585 | 11,902,669 | 12,978,788 |
| LIABILITY UNDER UNMATURED IMPORT BILLS | 11,162,631 | 11,468,043 | 10,985,800 | 11,324,071 |
| LETTERS OF CREDIT | 32,319,334 | 29,795,351 | 32,031,664 | 29,432,035 |
| OTHER CONTINGENCIES | 692,272,624 | 587,929,949 | 690,310,917 | 586,215,777 |

Notes to the financial statements form an integral part of these interim financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

Baht : '000

| | CONSOLIDATED FINANCIAL STATEMENTS | | THE BANK'S FINANCIAL STATEMENTS | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| INTEREST AND DIVIDEND INCOME | | | | |
| Interest on loans | 9,756,223 | 7,998,338 | 9,662,069 | 7,911,961 |
| Interest on interbank and money market items | 1,019,855 | 658,820 | 1,009,461 | 759,972 |
| Hire purchase and financial lease income | 81 | 198 | - | - |
| Investments | 2,573,141 | 2,977,190 | 2,492,954 | 2,932,838 |
| Total interest and dividend income | 13,349,300 | 11,634,546 | 13,164,484 | 11,604,771 |
| INTEREST EXPENSES | | | | |
| Interest on deposits | 2,616,300 | 2,521,929 | 2,565,133 | 2,473,640 |
| Interest on interbank and money market items | 102,600 | 106,304 | 96,485 | 112,941 |
| Interest on short-term borrowings | 19,523 | 745,006 | 19,523 | 745,006 |
| Interest on long-term borrowings | 893,304 | 1,597,018 | 893,304 | 1,597,018 |
| Total interest expenses | 3,631,727 | 4,970,257 | 3,574,445 | 4,928,605 |
| NET INTEREST AND DIVIDEND INCOME | 9,717,573 | 6,664,289 | 9,590,039 | 6,676,166 |
| BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL) (Note 3) | 1,723,736 | (359,333) | 1,708,860 | (368,220) |
| LOSS ON DEBT RESTRUCTURING (REVERSAL) | (719,378) | 1,386,562 | (719,378) | 1,386,562 |
| NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING | 8,713,215 | 5,637,060 | 8,600,557 | 5,657,824 |
| NON-INTEREST INCOME | | | | |
| Gain (loss) on investments, net | (153,350) | 382,366 | (152,621) | 345,174 |
| Equity in undistributed net income of subsidiaries and associated companies | 85,838 | 87,928 | 187,295 | 120,311 |
| Fees and service income | | | | |
| Acceptances, aval and guarantees | 44,932 | 52,682 | 44,912 | 52,642 |
| Others | 3,492,098 | 3,280,194 | 3,235,210 | 2,906,774 |
| Gain on exchange, net | 662,979 | 675,188 | 655,944 | 670,690 |
| Gain on disposal of assets | 84,879 | 80,993 | 82,308 | 81,003 |
| Other income | 290,827 | 208,395 | 258,665 | 195,034 |
| Total non-interest income | 4,508,203 | 4,767,746 | 4,311,713 | 4,371,628 |
| NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON-INTEREST INCOME | 13,221,418 | 10,404,806 | 12,912,270 | 10,029,452 |

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

Baht : '000

| | CONSOLIDATED FINANCIAL STATEMENTS | | THE BANK'S FINANCIAL STATEMENTS | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| NON-INTEREST EXPENSES | | | | |
| Personnel expenses | 2,427,972 | 2,289,049 | 2,323,123 | 2,106,021 |
| Premises and equipment expenses | 1,250,391 | 1,107,592 | 1,208,719 | 1,054,583 |
| Taxes and duties | 674,013 | 556,926 | 662,099 | 546,489 |
| Fees and service expenses | 555,515 | 1,075,705 | 526,262 | 1,028,423 |
| Directors' remuneration | 11,842 | 8,083 | 10,630 | 6,500 |
| Contributions to the Financial Institutions Development Fund | 1,121,941 | 1,050,401 | 1,118,603 | 1,047,888 |
| Other expenses | 1,138,691 | 935,501 | 1,059,838 | 922,047 |
| Total non-interest expenses | 7,180,365 | 7,023,257 | 6,909,274 | 6,711,951 |
| INCOME BEFORE INCOME TAX | 6,041,053 | 3,381,549 | 6,002,996 | 3,317,501 |
| INCOME TAX EXPENSES | 23,135 | 42,044 | - | - |
| INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES | 6,017,918 | 3,339,505 | 6,002,996 | 3,317,501 |
| MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES | 14,922 | 22,004 | - | - |
| **NET INCOME** | 6,002,996 | 3,317,501 | 6,002,996 | 3,317,501 |
| **BASIC EARNINGS PER SHARE BAHT** | 3.15 | 1.74 | 3.15 | 1.74 |
| **WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES THOUSAND SHARES** | 1,908,711 | 1,908,498 | 1,908,711 | 1,908,498 |

Notes to the financial statements form an integral part of these interim financial statements

Chartsiri Sophonpanich

(Mr. Chartsiri Sophonpanich)

President

Teera Aphaiwongse

(Mr. Teera Aphaiwongse)

Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

Baht : '000

| | CONSOLIDATED FINANCIAL STATEMENTS | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Issued and Paid-up Share Capital Ordinary Shares | Issued and Paid-up Share Capital Preferred Shares | Premium on Ordinary Share Capital | Unrealized Increment per Land Appraisal | Unrealized Increment per Premises Appraisal | Foreign Exchange Adjustment | Unrealized Gains on Investment | Unrealized Losses on Investment | Retained Earnings (Deficit) Appropriated | Retained Earnings (Deficit) Unappropriated | Minority Interest | Total |
| **Beginning balance as at January 1, 2004** | 19,084,979 | 3,450 | 82,121,708 | 10,200,890 | 4,987,005 | 676,451 | 12,825,913 | (1,896,391) | 74,811,776 | (100,587,252) | 261,495 | 102,490,024 |
| Unrealized increment per premises appraisal | - | - | - | - | (169,716) | - | - | - | - | - | - | (169,716) |
| Unrealized gains (losses) on investment | - | - | - | - | - | - | (1,088,873) | 1,105,968 | - | - | - | 17,095 |
| Foreign exchange adjustment | - | - | - | - | - | 39,349 | - | - | - | - | - | 39,349 |
| Net gain (loss) not recognised in the statement of income | - | - | - | - | (169,716) | 39,349 | (1,088,873) | 1,105,968 | - | - | - | (113,272) |
| Decrease retained earnings (deficit) (Note 5.7) | - | - | (25,775,476) | - | - | - | - | - | (74,811,776) | 100,587,252 | - | - |
| Net income | - | - | - | - | - | - | - | - | - | 3,317,501 | - | 3,317,501 |
| Depreciation of building appraisal (Note 5.1.2.4) | - | - | - | - | - | - | - | - | - | 169,716 | - | 169,716 |
| Minority interest | - | - | - | - | - | - | - | - | - | - | 27,170 | 27,170 |
| **Ending balance as at March 31, 2004** | 19,084,979 | 3,450 | 56,346,232 | 10,200,890 | 4,817,289 | 715,800 | 11,737,040 | (790,423) | - | 3,487,217 | 288,665 | 105,891,139 |
| **Beginning balance as at January 1, 2005** | 19,087,112 | 1,317 | 56,346,232 | 10,200,890 | 4,315,536 | 592,347 | 9,166,240 | (1,581,998) | 7,000,000 | 9,838,228 | 284,996 | 115,250,900 |
| Unrealized increment per premises appraisal | - | - | - | - | (162,216) | - | - | - | - | - | - | (162,216) |
| Unrealized gains (losses) on investment | - | - | - | - | - | - | 557,634 | 1,198,048 | - | - | - | 1,755,682 |
| Foreign exchange adjustment | - | - | - | - | - | (1,387) | - | - | - | - | - | (1,387) |
| Net gain (loss) not recognised in the statement of income | - | - | - | - | (162,216) | (1,387) | 557,634 | 1,198,048 | - | - | - | 1,592,079 |
| Net income | - | - | - | - | - | - | - | - | - | 6,002,996 | - | 6,002,996 |
| Depreciation of building appraisal (Note 5.1.2.4) | - | - | - | - | - | - | - | - | - | 162,216 | - | 162,216 |
| Minority interest | - | - | - | - | - | - | - | - | - | - | 286,410 | 286,410 |
| **Ending balance as at March 31, 2005** | 19,087,112 | 1,317 | 56,346,232 | 10,200,890 | 4,153,320 | 590,960 | 9,723,874 | (383,950) | 7,000,000 | 16,003,440 | 571,406 | 123,294,601 |

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

Baht : '000

| | THE BANK'S FINANCIAL STATEMENTS | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Issued and Paid-up Share Capital Ordinary Shares | Issued and Paid-up Share Capital Preferred Shares | Premium on Ordinary Share Capital | Unrealized Increment per Land Appraisal | Unrealized Increment per Premises Appraisal | Foreign Exchange Adjustment | Unrealized Gains on Investment | Unrealized Losses on Investment | Retained Earnings (Deficit) Appropriated | Retained Earnings (Deficit) Unappropriated | Total |
| **Beginning balance as at January 1, 2004** | 19,084,979 | 3,450 | 82,121,708 | 10,200,890 | 4,987,005 | 676,451 | 12,825,913 | (1,896,391) | 74,811,776 | (100,587,252) | 102,228,529 |
| Unrealized increment per premises appraisal | - | - | - | - | (169,716) | - | - | - | - | - | (169,716) |
| Unrealized gains (losses) on investment | - | - | - | - | - | - | (1,088,873) | 1,105,968 | - | - | 17,095 |
| Foreign exchange adjustment | - | - | - | - | - | 39,349 | - | - | - | - | 39,349 |
| Net gain (loss) not recognised in the statement of income | - | - | - | - | (169,716) | 39,349 | (1,088,873) | 1,105,968 | - | - | (113,272) |
| Decrease retained earnings (deficit) (Note 5.7) | - | - | (25,775,476) | - | - | - | - | - | (74,811,776) | 100,587,252 | - |
| Net income | - | - | - | - | - | - | - | - | - | 3,317,501 | 3,317,501 |
| Depreciation of building appraisal (Note 5.1.2.4) | - | - | - | - | - | - | - | - | - | 169,716 | 169,716 |
| **Ending balance as at March 31, 2004** | 19,084,979 | 3,450 | 56,346,232 | 10,200,890 | 4,817,289 | 715,800 | 11,737,040 | (790,423) | - | 3,487,217 | 105,602,474 |
| **Beginning balance as at January 1, 2005** | 19,087,112 | 1,317 | 56,346,232 | 10,200,890 | 4,315,536 | 592,347 | 9,166,240 | (1,581,998) | 7,000,000 | 9,838,228 | 114,965,904 |
| Unrealized increment per premises appraisal | - | - | - | - | (162,216) | - | - | - | - | - | (162,216) |
| Unrealized gains (losses) on investment | - | - | - | - | - | - | 557,634 | 1,198,048 | - | - | 1,755,682 |
| Foreign exchange adjustment | - | - | - | - | - | (1,387) | - | - | - | - | (1,387) |
| Net gain (loss) not recognised in the statement of income | - | - | - | - | (162,216) | (1,387) | 557,634 | 1,198,048 | - | - | 1,592,079 |
| Net income | - | - | - | - | - | - | - | - | - | 6,002,996 | 6,002,996 |
| Depreciation of building appraisal (Note 5.1.2.4) | - | - | - | - | - | - | - | - | - | 162,216 | 162,216 |
| **Ending balance as at March 31, 2005** | 19,087,112 | 1,317 | 56,346,232 | 10,200,890 | 4,153,320 | 590,960 | 9,723,874 | (383,950) | 7,000,000 | 16,003,440 | 122,723,195 |

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

Baht : '000

| | CONSOLIDATED FINANCIAL STATEMENTS | | THE BANK'S FINANCIAL STATEMENTS | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| CASH FLOWS FROM OPERATING ACTIVITIES | | | | |
| Net income | 6,002,996 | 3,317,501 | 6,002,996 | 3,317,501 |
| Item to reconcile net income to cash received (paid) from operating activities | | | | |
| Depreciation and amortization expenses | 695,597 | 2,565,679 | 674,106 | 2,547,353 |
| Bad debt and doubtful accounts (reversal) | 1,723,736 | (359,333) | 1,708,860 | (368,220) |
| Loss on debt restructuring (reversal) | (719,378) | 1,386,562 | (719,378) | 1,386,562 |
| Loss (gain) on foreign exchange | 818,009 | (1,423,288) | 817,937 | (1,423,784) |
| Loss (gain) on disposal of assets | (125) | (3,779) | 1,100 | (3,345) |
| Unrealized loss (gain) on revaluation of trading securities | 53 | (31,968) | 53 | (31,968) |
| Gain on disposal of securities for investment | (563,045) | (1,273,403) | (563,045) | (1,235,197) |
| Loss on impairment of investments | 718,502 | 928,000 | 718,502 | 928,000 |
| Equity in undistributed net income of subsidiaries and associated companies | (85,838) | (87,928) | (187,295) | (120,311) |
| Dividend income from subsidiaries and associated companies | - | - | 3,250 | - |
| Damage claim expense | 5,448 | 80,231 | 5,448 | 80,231 |
| Loss on impairment of properties foreclosed | 176,037 | 126,058 | 176,037 | 126,058 |
| Gain on reversal of impairment of properties foreclosed | (753) | (2,114) | - | - |
| Loss on impairment of other assets | 68,448 | 3,777 | 68,448 | 2,546 |
| Accrued interest receivable and dividend (increase) decrease | (764,200) | 1,008,897 | (747,105) | 917,505 |
| Accrued receivable - other (increase) decrease | (428,872) | 92,826 | (349,510) | (215,977) |
| Accrued interest payable increase (decrease) | 19,383 | (862,976) | 13,254 | (904,828) |
| Accrued other expenses increase | 999,376 | 482,608 | 836,149 | 474,027 |
| Minority interest in net income of subsidiaries | 14,922 | 22,004 | - | - |
| Income from operations before changes in operating assets and liabilities | 8,680,296 | 5,969,354 | 8,459,807 | 5,476,153 |

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

Baht : '000

| | CONSOLIDATED FINANCIAL STATEMENTS | | THE BANK'S FINANCIAL STATEMENTS | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** (CONTINUED) | | | | |
| Operating assets (increase) decrease | | | | |
| Interbank and money market items | (6,181,086) | (15,422,876) | (6,226,680) | (5,164,859) |
| Securities purchased under resale agreements | (32,180,000) | (13,456,000) | (32,170,000) | (13,506,000) |
| Current investments - trading securities | (2,206,868) | 201,437 | (2,206,868) | 201,407 |
| Loans | 1,657,106 | (17,658,154) | 2,230,254 | (18,275,706) |
| Properties foreclosed | 276,639 | 263,310 | 184,182 | 699,905 |
| Other assets | 5,917,665 | 2,045,693 | 5,897,979 | 818,542 |
| Operating liabilities increase (decrease) | | | | |
| Interbank and money market items | 6,142,409 | 487,601 | 6,099,146 | (6,021,835) |
| Negotiable certificates of deposit | (9,293) | 22,407 | (10,000) | (6,000) |
| Deposits | 8,247,706 | 12,374,884 | 8,116,617 | 12,466,903 |
| Liabilities payable on demand | 1,086,499 | (3,000,770) | 1,351,431 | (2,831,692) |
| Other liabilities | 578,285 | 276,345 | 362,319 | 1,411,795 |
| Net cash used in operating activities | (7,990,642) | (27,896,769) | (7,911,813) | (24,731,387) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | |
| Purchase of available for sale securities | (19,411,884) | (48,411,839) | (19,216,192) | (48,411,839) |
| Proceeds from disposal of available for sale securities | 33,384,604 | 73,183,905 | 33,433,104 | 70,125,675 |
| Purchase of held to maturity debt securities | (18,714,301) | (10,467,060) | (18,617,146) | (10,069,046) |
| Proceeds from redemption of held to maturity debt securities | 10,093,754 | 13,881,462 | 10,008,723 | 13,390,881 |
| Purchase of general investments | (426,594) | (26,125) | (426,594) | (26,125) |
| Proceeds from disposal of general investments | 1,083,748 | 41,543 | 1,082,341 | 41,543 |
| Purchase of investments in subsidiaries and associated companies | - | - | - | (628) |
| Proceeds from disposal of investments in subsidiaries and associated companies | - | 1,677 | - | 1,677 |
| Purchase of premises, equipment and leasehold | (411,027) | (341,955) | (405,089) | (330,255) |
| Proceeds from disposal of premises, equipment and leasehold | 5,165 | 6,024 | 3,941 | 3,887 |
| Net cash provided by investing activities | 5,603,465 | 27,867,632 | 5,863,088 | 24,725,770 |

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTERS ENDED MARCH 31,

"UNAUDITED"

Baht : '000

| | CONSOLIDATED FINANCIAL STATEMENTS | | THE BANK'S FINANCIAL STATEMENTS | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | | | |
| Cash paid for subordinated bonds extinguishment | - | (1,265,000) | - | (1,265,000) |
| Cash paid for convertible subordinated bonds extinguishment | - | (9,767,990) | - | (9,767,990) |
| Cash received from issued common stock and premium of common stock | 321,367 | - | - | - |
| Dividend paid | (3,250) | - | - | - |
| Net cash provided by (used in) financing activities | 318,117 | (11,032,990) | - | (11,032,990) |
| Effect on cash due to changes in the exchange rates | (23,884) | (5,285) | (23,991) | (4,664) |
| Net decrease in cash | (2,092,944) | (11,067,412) | (2,072,716) | (11,043,271) |
| Cash as at January 1, | 30,553,309 | 28,379,323 | 30,455,876 | 28,239,949 |
| **Cash as at March 31,** | 28,460,365 | 17,311,911 | 28,383,160 | 17,196,678 |

Notes to the financial statements form an integral part of these interim financial statements

## 1. REGULATORY REQUIREMENTS

### 1.1 Allowance for doubtful accounts

The Bank of Thailand (BOT) requires banks to categorize their loan portfolios and set up the allowance for doubtful accounts on an account-by-account basis, or alternatively, on a customer basis, which is more stringent. In this respect, the Bank has adopted the more stringent requirement to classify loans on a customer basis. The Bank classifies all loans belonging to one customer at the lowest quality category of such customer as well as setting up the allowance for doubtful accounts according to six loan portfolio categories at the required rate. The BOT's guidelines require banks to establish new interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating t allowance for doubtful accounts. In addition, the guidelines require banks to perform the qualitative reviews of their loans and commitments, including off-balance-sheet exposures, on a periodic basis and to implement appropriate risk management systems and controls. In addition, in 2002, the BOT had announced the new guidelines on qualitative loan review regarding the amendment of the notification of qualitative review of loans, commitments and its related reports dated September 20, 2002 and issued an additional amendment of the qualitative loan review guidelines per the notification dated March 31, 2003. The notification requires the Bank to perform reviews of all loans which have outstanding balance as at the end of the calendar year (except loans that have been brought to and finalized by the court and new loans that are approved within the end of the calendar year). The notification also provides an alternative loan review for loans that have outstanding balance less than Baht 20 million as at the end of the calendar year by using statistical methods. As at March 31, 2005, the Bank is carrying out the qualitative loan review in accordance with the Bank's annual loan review plan.

Furthermore, the BOT has also issued several additional guidelines to clarify these guideline such as those for the basis for debt restructuring and collateral appraisal of financial institutions, worthless or irrecoverable assets or assets with doubtful recoverability value including reports required to be submitted to the BOT.

### 1.2 Other regulatory requirements

The Bank is subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance-sheet items calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and other factors. The Bank believes that as at March 31, 2005 and December 31, 2004, the Bank met all capital adequacy requirements. However, these capital and regulatory requirements are subject to change by the BOT.

In January 2004, the Ministry of Finance and the Bank of Thailand announced the Financial Sector Master Plan defining the framework for the financial services industry and the types of financial institutions. In July 2004, the Bank submitted a plan in accordance therewith to the Bank of Thailand for approval by the Ministry of Finance to sell the shares of the Bank in Bualuang Finance Company Limited to Asia Credit Public Company Limited according to the plan of Asia Credit Public Company Limited to apply for a full banking license.

In December 2004, Asia Credit Public Company Limited received approval from the Ministry of Finance to establish a commercial bank under the framework of the Financial Sector Master Plan.

In April 2005, the Bank sold all the shares that the Bank held in Bualuang Finance Company Limited to Asia Credit Public Company Limited. Furthermore, the Bank will reduce the shareholding in Asia Credit Public Company Limited according to the timeframe set by the Ministry of Finance.

## 2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND THE BANK'S FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at March 31, 2005 and December 31, 2004, the Bank has a total staff of 18,414 and 18,791, respectively.

2.1 The interim consolidated and the Bank's interim financial statements are presented in accordance with the regulations of the Stock Exchange of Thailand (SET) dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements position and results of operations of listed companies B.E. 2544, and with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001, and its related letter of July 9, 2001.

Certain financial information which is normally included in financial statements prepared in accordance with Generally Accepted Accounting Principles (GAAP), but which is not required for interim reporting purposes, has been omitted. The aforementioned interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2004.

The results of operations for the quarters ended March 31, 2005 and 2004 are not necessarily indicative of the operating results anticipated for the full year.

The preparation of financial statements in conformity with GAAP also requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The financial statements are

prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 The interim consolidated financial statements for the quarter ended March 31, 2004 included the accounts of all branches of the Bank and its six subsidiaries and eliminate significant business transactions and outstanding balances between the Bank and its subsidiaries. The six subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Bualuang Finance Company Limited, Sinnsuptawee Asset Management Company Limited, Bualuang Capital Augmented Preferred Securities (CAPS) Fund, the juristic entity established to raise capital on behalf of the Bank and BBL Asset Management Company Limited. The interim consolidated financial statements for the quarter ended March 31, 2005 and consolidated balance sheet as at December 31, 2004, included its seven subsidiaries which are the above mentioned subsidiaries and Bualuang Securities Public Company Limited.

The interim consolidated financial statements for the quarter ended March 31, 2004, do not include the financial statements of Noble Place Company Limited and Thai Precision Manufacturing Company Limited in which the Bank holds 60.61% and 59.77%, respectively, stake through debt restructuring as the Bank intends to hold such investments on a temporary basis and the interim consolidated financial statements for the quarter ended March 31, 2005 and consolidated balance sheet as at December 31, 2004, do not include the financial statements of Thai Precision Manufacturing Company Limited in which the Bank holds 59.77% stake through debt restructuring as the Bank intends to hold such investments on a temporary basis and do not include the financial statements of Noble Place Company Limited in which the Bank had sold such investments during the year 2004. Noble Place Company Limited reported total assets amounting to Baht 700.8 million and Thai Precision Manufacturing Company Limited reported total assets amounting to Baht 258.5 million in their respective December 31, 2003 audited financial statements.

The interim consolidated financial statements for the quarters ended March 31, 2005 and 2004 as well as consolidated balance sheet as at December 31, 2004 also included BBL Nominees (Tempatan) SDN BHD, the 100.00% owned subsidiary of Bangkok Bank Berhad.

In addition, the interim consolidated financial statements for the quarter ended March 31, 2004 also included Bualuang Securities Public Company Limited*, the 65.00% owned subsidiary of Bualuang Finance Company Limited.

All subsidiaries of the Bank were registered in the Kingdom of Thailand except for BBL (Cayman) Limited which was registered in the Cayman Islands British West Indies and Bangkok Bank Berhad which was registered in Malaysia.

2.3 The Bank's interim financial statements for the quarter ended March 31, 2005 also include the accounts of all branches of the Bank. Investment in subsidiaries and associated companies is accounted for using the equity method. The Bank's interest in subsidiaries was determined from the reviewed financial statements of these companies except for the financial statements of BBL Asset Management Company Limited which were unreviewed; the Bank's interest in associated companies' equity was determined from the unreviewed financial statements of these companies except for Asia Credit Public Company Limited.

---

* Formerly Bualuang Securities Co., Ltd.

The Bank's financial statements for the year ended December 31, 2004 also include the accounts of all branches of the Bank. Investment in subsidiaries and associated companies is accounted for using the equity method. The Bank's interest in subsidiaries was determined from the audited financial statements of these companies and the Bank's interest in associated companies' equity was determined from the unaudited financial statements of these companies except for Asia Credit Public Company Limited.

2.4 The Bank has reclassified the interbank and money market items for both assets and liabilities in balance sheet as at December 31, 2004, which are presented for comparison, to be more appropriate from previously presented.

## 3. ALLOWANCE FOR DOUBTFUL ACCOUNTS

As at March 31, 2005 and December 31, 2004, the Bank estimated the minimum required allowance for doubtful accounts pursuant to the BOT's guidelines regarding worthless or irrecoverable assets or assets with doubtful recoverability value dated August 23, 2004 to be Baht 62,093.3 million* and Baht 57,836.9 million,** respectively, in the consolidated financial statements and Baht 61,951.8 million* and Baht 57,701.6 million,*** respectively, in the Bank's financial statements.

As at March 31, 2005 and December 31, 2004, the Bank and its subsidiaries recorded allowances for doubtful accounts in excess of the minimum required reserves calculated pursuant to the BOT's guidelines in the amount of Baht 30,867.5 million and Baht 34,207.0 million, respectively, in the consolidated financial statements, and of Baht 30,621.8 million and Baht 33,964.7 million, respectively, in the Bank's financial statements.

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

In the event of a net loss on debt restructuring, the Bank will reduce bad debt and doubtful accounts and allowance for doubtful accounts by either the loss on debt restructuring or allowance for doubtful accounts recorded in the previous period, whichever is the lower.

## 4. SIGNIFICANT ACCOUNTING POLICIES

4.1 The Bank applies accounting and calculation methods to the interim financial statements consistent with the most recent annual financial statements.

4.2 Troubled debt restructurings

The Bank's restructuring methodology includes reduction of principal and/or accrued interest receivable, asset transfer, debt-equity conversion, and modification of payment schedule.

For debt repayment through asset transfer or debt-equity conversion according to debt restructuring contract, the Bank uses conservative basis in recognizing the transferred asset

* Excluding allowance for doubtful account of interbank and money market items amounting to Baht 81.0 million.

** Excluding allowance for doubtful account of interbank and money market items amounting to Baht 57.2 million.

*** Excluding allowance for doubtful account of interbank and money market items amounting to Baht 57.0 million.

or equity at the lower of recorded loan amount or asset fair value, of which the effect is not material from recording the transfer at the fair value following TAS No. 34.

For debt restructuring using modification of payment schedule, the Bank calculates the fair value of loans based on the present value of the expected future cash flows discounted by the market rate. The Bank applies lending interest rate published by the Bank and in force at the time of restructuring as the benchmarking discount rate in calculating the resulting future loss, and recognizes this loss on restructuring as expense as incurred. Subsequently, the Bank recalculates the above-mentioned future loss periodically using the lending interest rate published by the Bank and in force as at the balance sheet date as the benchmarking discount rate and recognizes the change of the above-mentioned future loss as an increase or decrease in expense in loss on restructuring accounts.

4.3 Legal expense paid in advance

Legal expense paid in advance represents legal expense paid for the prosecution defaulting debtors. The Bank has made full allowance for the item as per the BOT's requirement.

For the transactions occurred from January 1, 2005 onwards, all of the legal expense paid for the prosecution of defaulting debtors were recorded as legal expense in the period occurred and cash received from repayment of debtors were recorded as other income.

For the year ended December 31, 2004, the legal expense paid in advance were written off for the amount that was determined to be irrecoverable.

4.4 Earnings per share

The Bank has issued convertible bonds that the bondholders have the right to convert into ordinary shares. However, for the quarters ended March 31, 2005 and 2004, since the exercise price of the convertible bonds was higher than the average market value for each period of the ordinary shares, calculation of the diluted earnings per share is not affected.

## 5. ADDITIONAL INFORMATION

5.1 Supplementary disclosures of cash flow information.

5.1.1 Cash paid for interest and income tax for the quarters ended March 31, 2005 and 2004 are as follows :

**Million Baht**

| | CONSOLIDATED FINANCIAL STATEMENTS | | THE BANK'S FINANCIAL STATEMENTS | |
|---|---|---|---|---|
| | **2005** | **2004** | **2005** | **2004** |
| Interest | 3,612.3 | 5,833.2 | 3,561.2 | 5,833.4 |
| Income tax | 99.8 | 77.2 | 72.5 | 75.1 |

5.1.2 Significant non-cash items are as follows :

5.1.2.1 For the quarter ended March 31, 2005, the Bank recorded an increase in unrealized gain on investment amounting to Baht 557.6 million. The Bank also recorded a decrease in unrealized loss on investment amounting to Baht 1,198.0 million, which are reported in shareholders' equity, in the consolidated and the Bank's financial statements.

For the quarter ended March 31, 2004, the Bank recorded a decrease in unrealized gain on investment amounting to Baht 1,088.9 million. The Bank also recorded a decrease in unrealized loss on investment amounting to Baht 1,106.0 million, which are reported in shareholders' equity, in the consolidated and the Bank's financial statements.

5.1.2.2 For the quarter ended March 31, 2005, the Bank has accepted the transfer of equity securities, debt securities and other assets through debt restructuring amounting to Baht 2,813.3 million, Baht 256.6 million and Baht 1,694.0 million, respectively.

For the quarter ended March 31, 2004, the Bank has accepted the transfer of equity securities and other assets through debt restructuring amounting to Baht 30.0 million and Baht 763.0 million, respectively.

5.1.2.3 For the quarters ended March 31, 2005 and 2004, the Bank recognized interest income on the right of the promissory notes on an accrual basis and concurrently provided reserve for loss sharing from TAMC amounting to Baht 52.6 million and Baht 69.8 million, respectively.

5.1.2.4 For the quarters ended March 31, 2005 and 2004, the Bank recognized the depreciation of building-appraisal increase as expenses in the consolidated and the Bank's financial statements and transferred the unrealized increment per bank premises appraisal to retained earnings amounting to Baht 162.2 million and Baht 169.7 million, respectively.

5.1.2.5 For the quarter ended March 31, 2004, the Bank had transferred properties foreclosed to land and premises amounting to Baht 65.9 million.

5.1.2.6 For the quarter ended March 31, 2004, the Bank had sold properties foreclosed to Sinnsuptawee Asset Management Co., Ltd. and received promissory notes amounting to Baht 250.7 million as payment.

5.1.2.7 On April 9, 2004, the shareholders had passed the resolution that other reserves amounting to Baht 63,267.0 million, legal reserves amounting to Baht 11,544.8 million and premium on ordinary share capital amounting to Baht 25,775.5 million, be transferred to offset for the Bank's deficit by effective as from January 1, 2004, total of the reduction was Baht 100,587.3 million (See Note 5.7).

5.1.2.8 For the quarter ended March 31, 2005, the Bank had exercised its rights to convert investment in convertible bonds to investment in common shares amounting to Baht 254.5 million.

5.2 Investments

5.2.1 As at March 31, 2005 and December 31, 2004, the Bank classified investments as follows :

Million Baht

| | CONSOLIDATED FINANCIAL STATEMENTS | | THE BANK'S FINANCIAL STATEMENTS | |
|---|---|---|---|---|
| | March 31, 2005 | December 31, 2004 | March 31, 2005 | December 31, 2004 |
| Trading securities | 2,483.9 | 272.9 | 2,483.9 | 272.9 |
| Available-for-sale securities | 175,494.4 | 188,245.5 | 174,587.1 | 187,817.7 |
| Held-to-maturity debt securities | 113,251.1 | 104,541.4 | 111,455.1 | 102,749.3 |
| General investments | 8,712.3 | 6,005.8 | 8,694.7 | 5,988.3 |
| Investments in subsidiaries and | | | | |
| Associated companies (Note 5.2.2) | 2,233.6 | 2,148.3 | 9,395.1 | 8,923.6 |
| **Total investments, net** | 302,175.3 | 301,213.9 | 306,615.9 | 305,751.8 |

| | Million Baht | | | |
|---|---|---|---|---|
| | CONSOLIDATED FINANCIAL STATEMENTS | | | |
| | MARCH 31, 2005 | | | |
| | Cost/ Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| Current investments | | | | |
| **Trading securities** | 2,484.0 | 0.1 | (0.2) | 2,483.9 |
| Add (less) Revaluation allowance | (0.1) | | | - |
| Total | 2,483.9 | | | 2,483.9 |
| **Available-for-sale securities** | 69,257.0 | 94.5 | (238.7) | 69,112.8 |
| Add (less) Revaluation allowance | (90.4) | | | - |
| Less Allowance for impairment | (53.8) | | | - |
| Total | 69,112.8 | | | 69,112.8 |
| **Held-to-maturity debt securities** | 66,709.1 | 149.1 | (47.0) | 66,811.2 |
| Less Allowance for impairment | - | | | - |
| Total | 66,709.1 | | | 66,811.2 |
| **Total current investments, net** | 138,305.8 | | | 138,407.9 |
| **Long-term investments** | | | | |
| **Available-for-sale securities** | 98,523.7 | 9,614.5 | (1,756.6) | 106,381.6 |
| Add (less) Revaluation allowance | 9,423.5 | | | - |
| Less Allowance for impairment | (1,565.6) | | | - |
| Total | 106,381.6 | | | 106,381.6 |
| **Held-to-maturity debt securities** | 46,542.0 | 494.5 | (343.2) | 46,693.3 |
| Less Allowance for impairment | - | | | - |
| Total | 46,542.0 | | | 46,693.3 |
| **General investments** | | | | |
| Regular equity securities | 6,236.7 | | | 7,736.0 |
| Equity securities received through debt restructuring | 5,369.7 | | | 5,459.0 |
| Total | 11,606.4 | | | 13,195.0 |
| Add (less) Allowance for transferred of investments | 0.1 | | | - |
| Less Allowance for impairment | (2,894.2) | | | - |
| Total | 8,712.3 | | | 13,195.0 |
| **Total long-term investments, net** | 161,635.9 | | | 166,269.9 |

| | Million Baht | | | |
|---|---|---|---|---|
| | CONSOLIDATED FINANCIAL STATEMENTS | | | |
| | DECEMBER 31, 2004 | | | |
| | Cost/ Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| **Current investments** | | | | |
| Trading securities | 273.2 | 0.1 | (0.4) | 272.9 |
| Add (less) Revaluation allowance | (0.3) | | | - |
| Total | 272.9 | | | 272.9 |
| **Available-for-sale securities** | 76,844.6 | 122.6 | (271.7) | 76,695.5 |
| Add (less) Revaluation allowance | (149.1) | | | - |
| Total | 76,695.5 | | | 76,695.5 |
| **Held-to-maturity debt securities** | 58,331.1 | 168.0 | (94.3) | 58,404.8 |
| Less Allowance for impairment | - | | | - |
| Total | 58,331.1 | | | 58,404.8 |
| **Total current investments, net** | 135,299.5 | | | 135,373.2 |
| **Long-term investments** | | | | |
| **Available-for-sale securities*** | 104,725.1 | 9,028.3 | (2,203.4) | 111,550.0 |
| Add (less) Revaluation allowance | 7,725.9 | | | - |
| Less Allowance for impairment | (901.0) | | | - |
| Total | 111,550.0 | | | 111,550.0 |
| **Held-to-maturity debt securities** | 46,210.3 | 513.8 | (488.2) | 46,235.9 |
| Less Allowance for impairment | - | | | - |
| Total | 46,210.3 | | | 46,235.9 |
| **General investments** | | | | |
| Regular equity securities | 6,300.2 | | | 7,752.0 |
| Equity securities received through debt restructuring | 2,601.0 | | | 2,744.9 |
| Total | 8,901.2 | | | 10,496.9 |
| Add (less) Allowance for transferred of investments | 0.1 | | | - |
| Less Allowance for impairment | (2,895.5) | | | - |
| Total | 6,005.8 | | | 10,496.9 |
| **Total long-term investments, net** | 163,766.1 | | | 168,282.8 |

* Refer to page 12 for more explanation.

Million Baht

| | THE BANK'S FINANCIAL STATEMENTS MARCH 31, 2005 | | | |
|---|---|---|---|---|
| | Cost/ Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| **Current investments** | | | | |
| **Trading securities** | 2,484.0 | 0.1 | (0.2) | 2,483.9 |
| Add (less) Revaluation allowance | (0.1) | | | - |
| Total | 2,483.9 | | | 2,483.9 |
| **Available-for-sale securities** | 68,825.5 | 90.6 | (238.2) | 68,677.9 |
| Add (less) Revaluation allowance | (93.8) | | | - |
| Less Allowance for impairment | (53.8) | | | - |
| Total | 68,677.9 | | | 68,677.9 |
| **Held-to-maturity debt securities** | 66,241.5 | 148.0 | (47.0) | 66,342.5 |
| Less Allowance for impairment | - | | | - |
| Total | 66,241.5 | | | 66,342.5 |
| **Total current investments, net** | 137,403.3 | | | 137,504.3 |
| **Long-term investments** | | | | |
| **Available-for-sale securities** | 98,061.6 | 9,604.0 | (1,756.4) | 105,909.2 |
| Add (less) Revaluation allowance | 9,413.2 | | | - |
| Less Allowance for impairment | (1,565.6) | | | - |
| Total | 105,909.2 | | | 105,909.2 |
| **Held-to-maturity debt securities** | 45,213.6 | 467.4 | (343.2) | 45,337.8 |
| Less Allowance for impairment | - | | | - |
| Total | 45,213.6 | | | 45,337.8 |
| **General investments** | | | | |
| Regular equity securities | 6,213.2 | | | 7,678.3 |
| Equity securities received through debt restructuring | 5,369.7 | | | 5,459.0 |
| Total | 11,582.9 | | | 13,137.3 |
| Add (less) Allowance for transferred of investments | 0.1 | | | - |
| Less Allowance for impairment | (2,888.3) | | | - |
| Total | 8,694.7 | | | 13,137.3 |
| **Total long-term investments, net** | 159,817.5 | | | 164,384.3 |

Million Baht

| | THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2004 | | | |
|---|---|---|---|---|
| | Cost/ Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| **Current investments** | | | | |
| **Trading securities** | 273.2 | 0.1 | (0.4) | 272.9 |
| Add (less) Revaluation allowance | (0.3) | | | - |
| Total | 272.9 | | | 272.9 |
| **Available-for-sale securities** | 76,738.8 | 122.6 | (271.6) | 76,589.8 |
| Add (less) Revaluation allowance | (149.0) | | | - |
| Total | 76,589.8 | | | 76,589.8 |
| **Held-to-maturity debt securities** | 57,822.8 | 165.5 | (94.3) | 57,894.0 |
| Less Allowance for impairment | - | | | - |
| Total | 57,822.8 | | | 57,894.0 |
| **Total current investments, net** | 134,685.5 | | | 134,756.7 |
| **Long-term investments** | | | | |
| **Available-for-sale securities*** | 104,427.5 | 9,003.6 | (2,203.2) | 111,227.9 |
| Add (less) Revaluation allowance | 7,701.4 | | | - |
| Less Allowance for impairment | (901.0) | | | - |
| Total | 111,227.9 | | | 111,227.9 |
| **Held-to-maturity debt securities** | 44,926.5 | 482.2 | (488.2) | 44,920.5 |
| Less Allowance for impairment | - | | | - |
| Total | 44,926.5 | | | 44,920.5 |
| **General investments** | | | | |
| Regular equity securities | 6,275.4 | | | 7,694.6 |
| Equity securities received through debt restructuring | 2,601.0 | | | 2,744.9 |
| Total | 8,876.4 | | | 10,439.5 |
| Add (less) Allowance for transferred of investments | 0.1 | | | - |
| Less Allowance for impairment | (2,888.2) | | | - |
| Total | 5,988.3 | | | 10,439.5 |
| **Total long-term investments, net** | 162,142.7 | | | 166,587.9 |

* Refer to page 12 for more explanation.

Investments classified in accordance with the notification of the BOT as at March 31, 2005 and December 31, 2004 are presented in Note 5.3.4.

As at March 31, 2005, the Bank accounts for investments in the companies in which it has 20% holding or more, acquired through debt restructuring by the cost method because it intends to hold these investments only on a temporary basis. Such companies are Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., Thai Petrochemical Industry Public Co., Ltd., CBNP (Thailand) Co., Ltd., UMC Metals Co., Ltd., UB-Haworth (Thailand) Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd., Quality Inn Co., Ltd., Srithepthai Plaschem Co., Ltd. Sammitr motors manufacturing Co., Ltd. and Tuntex Petrochemicals (Thailand) Public Co., Ltd.

As at December 31, 2004, the Bank accounts for investments in the companies in which it has 20% holding or more, acquired through debt restructuring by the cost method because it intends to hold these investments only on a temporary basis. Such companies are Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., Thai Petrochemical Industry Public Co., Ltd., CBNP (Thailand) Co., Ltd., UMC Metals Co., Ltd., UB-Haworth (Thailand) Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd., Quality Inn Co., Ltd., Srithepthai Plaschem Co., Ltd. and Sammitr motors manufacturing Co., Ltd.

For the quarters ended March 31, 2005 and 2004, the Bank has set aside allowances for impairment of investments amounting to Baht 718.5 million and Baht 928.0 million, respectively.

As at March 31, 2005 and December 31, 2004, investments in government and state enterprise securities that have been classified as held-to-maturity debt securities, included the non-negotiable promissory notes from TAMC, amounting to Baht 22,674.4 million and Baht 23,083.4 million, respectively (See Note 5.3.3).

As at December 30, 2004, the Bank entered into a transaction to transfer certain investments classified as available-for-sale securities received from debt restructuring to Sinnsuptawee Asset Management Co., Ltd., a subsidiary of the Bank, at the closing price on December 28, 2004 quoted on The Stock Exchange of Thailand in the amount of Baht 3,323.0 million. The proceeds from the aforementioned transfer were recorded as other liabilities and the related securities recorded as securities transferred to subsidiary under available-for-sale securities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

5.2.2 As at March 31, 2005 and December 31, 2004, the Bank had investments in subsidiaries and associated companies, net as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

| Company | Type of Business | Securities Type | Share Capital | Holding | Investment (Cost Method) | Investment (Equity Method) | Dividend Received |
|---|---|---|---|---|---|---|---|
| **Associated companies** | | | | | | | |
| BSL Leasing Co., Ltd. | Finance | Ordinary share | 60.0 | 25.88% | -* | 44.5 | - |
| Processing Center Co., Ltd. | Service | Ordinary share | 10.0 | 30.00% | 3.0 | 165.6 | - |
| WTA (Thailand) Co., Ltd. | Service | Ordinary share | 0.0 | 24.90% | 0.0 | 0.0 | - |
| Thai Filament Finishing Co., Ltd. | Manufacturing | Ordinary share | 194.3 | 46.85% | 45.8* | - | - |
| Thai Polymer Textile Co., Ltd. | Manufacturing | Ordinary share | 472.0 | 38.75% | 0.0* | - | - |
| Thai Taffeta Textile Co., Ltd. | Manufacturing | Ordinary share | 71.8 | 41.78% | 24.1* | - | - |
| Asia Credit Public Co., Ltd. | Finance | Ordinary share and Preferred share | 15,904.5 | 27.49% | 2,446.0** | 2,791.5** | - |
| Total | | | | | 2,518.9 | 3,001.6 | |
| Less Allowance for impairment | | | | | - | (768.0) | |
| **Investments in associated companies, net** | | | | | 2,518.9 | 2,233.6 | |

* Net of investment diminution

** Net of goodwill amortization

Million Baht

| Company | Type of Business | Securities Type | Share Capital | Holding | Investment (Cost Method) | Investment (Equity Method) | Dividend Received |
|---|---|---|---|---|---|---|---|
| | | | CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 | | | | |
| **Associated companies** | | | | | | | |
| BSL Leasing Co., Ltd. | Finance | Ordinary share | 60.0 | 25.88% | - * | 40.3 | 1.6 |
| Processing Center Co., Ltd. | Service | Ordinary share | 10.0 | 30.00% | 3.0 | 160.5 | 4.2 |
| WTA (Thailand) Co., Ltd. | Service | Ordinary share | 0.0 | 24.90% | 0.0 | 0.0 | - |
| Thai Filament Finishing Co., Ltd. | Manufacturing | Ordinary share | 194.3 | 46.85% | 45.8 * | - | - |
| Thai Polymer Textile Co., Ltd. | Manufacturing | Ordinary share | 472.0 | 38.75% | 0.0 * | - | - |
| Thai Taffeta Textile Co., Ltd. | Manufacturing | Ordinary share | 71.8 | 41.78% | 24.1 * | - | - |
| Asia Credit Public Co., Ltd. | Finance | Ordinary share and Preferred share | 15,904.5 | 27.49% | 2,446.0 ** | 2,715.5 ** | - |
| Total | | | | | 2,518.9 | 2,916.3 | |
| Less Allowance for impairment | | | | | - | (768.0) | |
| **Investments in associated companies, net** | | | | | 2,518.9 | 2,148.3 | |

* Net of investment diminution

** Net of goodwill amortization

Million Baht

THE BANK'S FINANCIAL STATEMENTS

MARCH 31, 2005

| Company | Type of Business | Securities Type | Share Capital | Holding | Investment (Cost Method) | Investment (Equity Method) | Dividend Received |
|---|---|---|---|---|---|---|---|
| **Subsidiaries** | | | | | | | |
| BBL (Cayman) Limited | Finance | Ordinary share | 2.0 | 100.00% | 2.0 | 670.5 | - |
| Bangkok Bank Berhad | Banking | Ordinary share | 2,780.2 | 100.00% | 2,780.2 | 3,294.3 | - |
| Sinnsuptawee Asset Management Co., Ltd. | Service | Ordinary share | 2,500.0 | 100.00% | 2,500.0 | 1,631.9 | - |
| Bualuang Finance Co., Ltd. | Finance | Ordinary share and Preferred share | 700.0 | 96.83% | 677.8 | 911.1 | - |
| BBL Asset Management Co., Ltd. | Finance | Ordinary share | 100.0 | 50.00% | 53.0 | 57.3 | 3.2 |
| Bualuang Securities Public Co., Ltd. | Securities | Ordinary share | 360.0 | 56.34% | 571.4 | 596.4 | - |
| **Associated companies** | | | | | | | |
| BSL Leasing Co., Ltd. | Finance | Ordinary share | 60.0 | 25.88% | - * | 44.5 | - |
| Processing Center Co., Ltd. | Service | Ordinary share | 10.0 | 30.00% | 3.0 | 165.6 | - |
| WTA (Thailand) Co., Ltd. | Service | Ordinary share | 0.0 | 24.90% | 0.0 | 0.0 | - |
| Thai Filament Finishing Co., Ltd. | Manufacturing | Ordinary share | 194.3 | 46.85% | 45.8 * | - | - |
| Thai Polymer Textile Co., Ltd. | Manufacturing | Ordinary share | 472.0 | 38.75% | 0.0 * | - | - |
| Thai Taffeta Textile Co., Ltd. | Manufacturing | Ordinary share | 71.8 | 41.78% | 24.1 * | - | - |
| Asia Credit Public Co., Ltd. | Finance | Ordinary share and Preferred share | 15,904.5 | 27.49% | 2,446.0 ** | 2,791.5 ** | - |
| Total | | | | | 9,103.3 | 10,163.1 | |
| Less Allowance for impairment | | | | | - | (768.0) | |
| **Investments in subsidiaries and associated companies, net** | | | | | 9,103.3 | 9,395.1 | |

* Net of investment diminution

** Net of goodwill amortization

Million Baht

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2004

| Company | Type of Business | Securities Type | Share Capital | Holding | Investment (Cost Method) | Investment (Equity Method) | Dividend Received |
|---|---|---|---|---|---|---|---|
| **Subsidiaries** | | | | | | | |
| BBL (Cayman) Limited | Finance | Ordinary share | 2.0 | 100.00% | 2.0 | 670.3 | - |
| Bangkok Bank Berhad | Banking | Ordinary share | 2,780.2 | 100.00% | 2,780.2 | 3,245.3 | - |
| Sinnsuptawee Asset Management Co., Ltd. | Service | Ordinary share | 2,500.0 | 100.00% | 2,500.0 | 1,627.0 | - |
| Bualuang Finance Co., Ltd. | Finance | Ordinary share and Preferred share | 700.0 | 96.83% | 677.8 | 889.9 | - |
| BBL Asset Management Co., Ltd. | Finance | Ordinary share | 100.0 | 50.00% | 53.0 | 58.2 | 6.7 |
| Bualuang Securities Public Co., Ltd. | Securities | Ordinary share | 264.0 | 61.29% | 325.4 | 284.6 | 104.7 |
| **Associated companies** | | | | | | | |
| BSL Leasing Co., Ltd. | Finance | Ordinary share | 60.0 | 25.88% | - * | 40.3 | 1.6 |
| Processing Center Co., Ltd. | Service | Ordinary share | 10.0 | 30.00% | 3.0 | 160.5 | 4.2 |
| WTA (Thailand) Co., Ltd. | Service | Ordinary share | 0.0 | 24.90% | 0.0 | 0.0 | - |
| Thai Filament Finishing Co., Ltd. | Manufacturing | Ordinary share | 194.3 | 46.85% | 45.8 * | - | - |
| Thai Polymer Textile Co., Ltd. | Manufacturing | Ordinary share | 472.0 | 38.75% | 0.0 * | - | - |
| Thai Taffeta Textile Co., Ltd. | Manufacturing | Ordinary share | 71.8 | 41.78% | 24.1 * | - | - |
| Asia Credit Public Co., Ltd. | Finance | Ordinary share and Preferred share | 15,904.5 | 27.49% | 2,446.0 ** | 2,715.5 ** | - |
| Total | | | | | 8,857.3 | 9,691.6 | |
| Less Allowance for impairment | | | | | - | (768.0) | |
| **Investments in subsidiaries and associated companies, net** | | | | | 8,857.3 | 8,923.6 | |

* Net of investment diminution

** Net of goodwill amortization

As at March 31, 2005 and December 31, 2004, the Bank had investments in companies which represent more than 10% of the paid-up capital of the respective companies but which are not considered to be investments in subsidiaries and associated companies. The classification is as follows :

Million Baht

| | CONSOLIDATED FINANCIAL STATEMENTS | | THE BANK'S FINANCIAL STATEMENTS | |
|---|---|---|---|---|
| | March 31, 2005 | December 31, 2004 | March 31, 2005 | December 31, 2004 |
| Agriculture and mining | - | - | - | - |
| Manufacturing and commercial | 4,911.0 | 935.9 | 4,911.0 | 935.9 |
| Real estate and construction | 205.1 | 205.1 | 205.1 | 205.1 |
| Utilities and services | 3,747.2 | 3,530.2* | 3,747.2 | 3,530.2* |
| Others | 389.9 | 395.5 | 389.9 | 395.5 |
| **Total** | 9,253.2 | 5,066.7* | 9,253.2 | 5,066.7* |

As at March 31, 2005, the Bank had investments in 26 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 189.3 million. These companies had net book value totaling Baht 0.7 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 188.6 million.

As at December 31, 2004, the Bank had investments in 27 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 189.3 million. These companies had net book value totaling Baht 0.7 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 188.6 million.

As at March 31, 2005, the Bank had investments in 15 listed companies that are under SET delisting criteria amounting to Baht 222.3 million with the fair value o. Baht 111.2 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 111.0 million.

As at December 31, 2004, the Bank had investments in 15 listed companies that are under SET delisting criteria amounting to Baht 167.6 million with the fair value of Baht 56.5 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 111.0 million.

In the fourth quarter, 2004, the rehabilitation plan of a debtor of the Bank had been affirmed by the Central Bankruptcy Court. The plan calls for repayment to creditors by various methods including debtor's issuance of new share capital, as well as arrangement for a sale of its shares previously received by creditors through troubled debt restructuring as a repayment to creditors or a repayment by debt-equity conversion, whichever is applicable. Such transaction will lead to an impairment of investment in the debtor's company held by the Bank. As a result, the Bank had

* The Bank has corrected the number from previously disclosed.

written off its investment in such company against allowance for doubtful accounts previously recorded for such debtor amounting to Baht 3,224.0 million.

5.3 Loans and accrued interest receivable

As at March 31, 2005 and December 31, 2004, the Bank had impaired loans amounting to Baht 159,103.8 million and Baht 158,675.7 million, respectively.

5.3.1 As at March 31, 2005 and December 31, 2004, classified loans and allowance for doubtful accounts in accordance with the notification of the BOT are as follows :

Million Baht

| | CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2005 | | | |
|---|---|---|---|---|
| | Loans and Accrued Interest Receivables | Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT | % Required per the BOT | Provision Recorded by the Bank |
| Normal | 727,071.4 | 362,492.1 | 1 | 3,625.9 |
| Special mentioned | 40,712.1 | 11,656.2 | 2 | 233.2 |
| Substandard | 15,969.9 | 7,198.2 | 20 | 1,441.5 |
| Doubtful | 60,752.1 | 32,312.8 | 50 | 16,156.5 |
| Doubtful of loss | 82,847.2 | 38,058.3 | 100 | 40,636.2 |
| Total | 927,352.7 | 451,717.6 | | 62,093.3 |
| Add Allowance for doubtful accounts which exceed minimum provision required by the BOT | | | | 30,867.5 |
| **Total** | | | | 92,960.8* |

Million Baht

| | CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 | | | |
|---|---|---|---|---|
| | Loans and Accrued Interest Receivables | Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT | % Required per the BOT | Provision Recorded by the Bank |
| Normal | 751,361.3 | 388,106.7 | 1 | 3,882.1 |
| Special mentioned | 25,202.7 | 7,840.8 | 2 | 159.6 |
| Substandard | 19,864.6 | 6,395.6 | 20 | 1,279.3 |
| Doubtful | 53,971.7 | 27,506.9 | 50 | 13,753.4 |
| Doubtful of loss | 85,255.5 | 36,337.4 | 100 | 38,762.5 |
| Total | 935,655.8 | 466,187.4 | | 57,836.9 |
| Add Allowance for doubtful accounts which exceed minimum provision required by the BOT | | | | 34,207.0 |
| **Total** | | | | 92,043.9** |

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 19.6 million.

** Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 19.7 million.

Million Baht

| | THE BANK'S FINANCIAL STATEMENTS MARCH 31, 2005 | | | |
|---|---|---|---|---|
| | Loans and Accrued Interest Receivables | Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT | % Required per the BOT | Provision Recorded by the Bank |
| Normal | 725,730.7 | 366,112.2 | 1 | 3,661.1 |
| Special mentioned | 40,473.9 | 11,635.6 | 2 | 232.7 |
| Substandard | 15,856.5 | 7,171.3 | 20 | 1,434.3 |
| Doubtful | 60,729.7 | 32,311.1 | 50 | 16,155.5 |
| Doubtful of loss | 82,548.9 | 37,890.2 | 100 | 40,468.2 |
| Total | 925,339.7 | 455,120.4 | | 61,951.8 |
| Add Allowance for doubtful accounts which exceed minimum provision required by the BOT | | | | 30,621.8 |
| **Total** | | | | 92,573.6* |

Million Baht

| | THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2004 | | | |
|---|---|---|---|---|
| | Loans and Accrued Interest Receivables | Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT | % Required per the BOT | Provision Recorded by the Bank |
| Normal | 750,397.1 | 392,006.1 | 1 | 3,920.0 |
| Special mentioned | 25,050.8 | 7,812.8 | 2 | 156.3 |
| Substandard | 19,788.7 | 6,390.8 | 20 | 1,278.2 |
| Doubtful | 53,940.8 | 27,504.7 | 50 | 13,752.4 |
| Doubtful of loss | 84,965.1 | 36,169.6 | 100 | 38,594.7 |
| Total | 934,142.5 | 469,884.0 | | 57,701.6 |
| Add Allowance for doubtful accounts which exceed minimum provision required by the BOT | | | | 33,964.7 |
| **Total** | | | | 91,666.3** |

As at March 31, 2005 and December 31, 2004, amount of unearned discounts are as follows :

Million Baht

| | CONSOLIDATED FINANCIAL STATEMENTS | | THE BANK'S FINANCIAL STATEMENTS | |
|---|---|---|---|---|
| | March 31, 2005 | December 31, 2004 | March 31, 2005 | December 31, 2004 |
| Unearned discounts | 321.3 | 229.1 | 296.8 | 206.9 |

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 19.6 million.

** Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 19.7 million.

5.3.2 As at March 31, 2005 and December 31, 2004, the Bank and subsidiaries had loans and accrued interest receivables due from companies experiencing financial difficulties as defined in the SET's guidelines dated July 17, 1998 regarding the disclosure of asset quality and related party transactions, for which the Bank has provided an allowance for doubtful accounts, as follows :

Million Baht

| | CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2005 | | | | |
|---|---|---|---|---|---|
| | No. of Companies | Outstanding Balance | Collateral Value | Provision Required by the BOT | Provision Recorded by the Bank |
| Financial institutions ordered closed | 3 | 31.3 | - | 31.3 | 31.3 |
| Financial institutions taken control and ordered to decrease and increase capital by the Regulator | - | - | - | - | - |
| Listed companies identified for delisting | 16 | 26,412.1 | 7,554.8 | 8,909.9 | 8,909.9 |
| **Total** | 19 | 26,443.4 | 7,554.8 | 8,941.2 | 8,941.2 |

Million Baht

| | CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 | | | | |
|---|---|---|---|---|---|
| | No. of Companies | Outstanding Balance | Collateral Value | Provision Required by the BOT | Provision Recorded by the Bank |
| Financial institutions ordered closed | 3 | 35.6 | - | 35.6 | 35.6 |
| Financial institutions taken control and ordered to decrease and increase capital by the Regulator | - | - | - | - | - |
| Listed companies identified for delisting | 13 | 22,002.5 | 3,597.6 | 8,923.4 | 8,923.4 |
| **Total** | 16 | 22,038.1 | 3,597.6 | 8,959.0 | 8,959.0 |

Million Baht

| | THE BANK'S FINANCIAL STATEMENTS MARCH 31, 2005 | | | | |
|---|---|---|---|---|---|
| | No. of Companies | Outstanding Balance | Collateral Value | Provision Required by the BOT | Provision Recorded by the Bank |
| Financial institutions ordered closed | 3 | 31.3 | - | 31.3 | 31.3 |
| Financial institutions taken control and ordered to decrease and increase capital by the Regulator | - | - | - | - | - |
| Listed companies identified for delisting | 16 | 26,412.1 | 7,554.8 | 8,909.9 | 8,909.9 |
| **Total** | 19 | 26,443.4 | 7,554.8 | 8,941.2 | 8,941.2 |

| | Million Baht | | | | |
|---|---|---|---|---|---|
| | THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2004 | | | | |
| | No. of Companies | Outstanding Balance | Collateral Value | Provision Required by the BOT | Provision Recorded by the Bank |
| Financial institutions ordered closed | 3 | 35.6 | - | 35.6 | 35.6 |
| Financial institutions taken control and ordered to decrease and increase capital by the Regulator | - | - | - | - | - |
| Listed companies identified for delisting | 13 | 22,002.5 | 3,597.6 | 8,923.4 | 8,923.4 |
| **Total** | 16 | 22,038.1 | 3,597.6 | 8,959.0 | 8,959.0 |

5.3.3 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank entered into the Asset Transfer Agreement (the Agreement) with TAMC in order to transfer the impaired assets of the Bank including all rights over the collateral securing such loans as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average interest rate on deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC, including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby

losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second portion of losses will be borne by TAMC.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until March 31, 2005 in the amount of Baht 25,014.9 million, and for the quarter ended March 31, 2005, TAMC had revised the balance of assets transferred by the Bank prior to 2004 upwards in the net amount of Baht 28.3 million (See Note 5.2.1). Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2004 in the amount of Baht 25,423.9 million, and for the year ended December 31, 2004, TAMC had revised the balance of assets transferred by the Bank prior to 2004 upwards in the net amount of Baht 28.3 million (See Note 5.2.1).

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until March 31, 2004 in the amount of Baht 25,396.2 million, and for the quarter ended March 31, 2004, the non-negotiable promissory notes that have been redeemed by TAMC prior to maturity amounted to Baht 778.5 million (See Note 5.2.1).

As at March 31, 2005 and December 31, 2004, the Bank has received the non-negotiable promissory notes from TAMC as a payment for certain portions of the transferred impaired assets amounting to Baht 22,674.4 million and Baht 23,083.4 million, respectively (See Note 5.2.1).

For the quarter ended March 31, 2005 and for the year ended December 31, 2004, the non-negotiable promissory notes that have been redeemed by TAMC prior to maturity amounted to Baht 409.0 million and Baht 2,340.5 million, respectively (See Note 5.2.1).

5.3.4 As at March 31, 2005 and December 31, 2004, assets classified in accordance with the notification of the BOT are as follows :

Million Baht

| CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2005 | | | | | |
|---|---|---|---|---|---|
| | Loans and Accrued Interest Receivables | Investments | Properties Foreclosed | Other Assets | Total |
| Normal | 727,071.4 | - | - | 0.1 | 727,071.5 |
| Special mentioned | 40,712.1 | - | - | 4.8 | 40,716.9 |
| Substandard | 15,969.9 | - | - | 0.2 | 15,970.1 |
| Doubtful | 60,752.1 | - | - | 0.1 | 60,752.2 |
| Doubtful of loss | 82,847.2 | 5,250.9 | 2,015.3 | 727.8 | 90,841.2 |
| Loss | - | - | - | - | - |
| **Total** | 927,352.7 | 5,250.9 | 2,015.3 | 733.0 | 935,351.9 |

Million Baht

| CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 | | | | | |
|---|---|---|---|---|---|
| | Loans and Accrued Interest Receivables | Investments | Properties Foreclosed | Other Assets | Total |
| Normal | 751,361.3 | - | - | 0.0 | 751,361.3 |
| Special mentioned | 25,202.7 | - | - | 4.6 | 25,207.3 |
| Substandard | 19,864.6 | - | - | 0.0 | 19,864.6 |
| Doubtful | 53,971.7 | - | - | 17.5 | 53,989.2 |
| Doubtful of loss | 85,255.5 | 5,699.9 | 2,008.7 | 651.3 | 93,615.4 |
| Loss | - | - | - | - | - |
| **Total** | 935,655.8 | 5,699.9 | 2,008.7 | 673.4 | 944,037.8 |

Million Bah

| THE BANK'S FINANCIAL STATEMENTS MARCH 31, 2005 | | | | | |
|---|---|---|---|---|---|
| | Loans and Accrued Interest Receivables | Investments | Properties Foreclosed | Other Assets | Total |
| Normal | 725,730.7 | - | - | - | 725,730.7 |
| Special mentioned | 40,473.9 | - | - | 4.6 | 40,478.5 |
| Substandard | 15,856.5 | - | - | - | 15,856.5 |
| Doubtful | 60,729.7 | - | - | 0.0 | 60,729.7 |
| Doubtful of loss | 82,548.9 | 5,229.5 | 1,545.1 | 725.3 | 90,048.8 |
| Loss | - | - | - | - | - |
| **Total** | 925,339.7 | 5,229.5 | 1,545.1 | 729.9 | 932,844.2 |

| | | | | | Million Baht |
|---|---|---|---|---|---|
| | THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2004 | | | | |
| | Loans and Accrued Interest Receivables | Investments | Properties Foreclosed | Other Assets | Total |
| Normal | 750,397.1 | - | - | - | 750,397.1 |
| Special mentioned | 25,050.8 | - | - | 4.3 | 25,055.1 |
| Substandard | 19,788.7 | - | - | - | 19,788.7 |
| Doubtful | 53,940.8 | - | - | 17.1 | 53,957.9 |
| Doubtful of loss | 84,965.1 | 5,677.1 | 1,537.8 | 648.6 | 92,828.6 |
| Loss | - | - | - | - | - |
| **Total** | 934,142.5 | 5,677.1 | 1,537.8 | 670.0 | 942,027.4 |

5.3.5 Troubled debt restructurings

Details of the restructured debts of the Bank for the quarters ended March 31, 2005 and 2004, classified into the restructuring methods are as follows :

**Million Baht**

**THE BANK'S FINANCIAL STATEMENTS**
**2005**

| **Restructuring Method** | **Cases** | **Outstanding Debt before Restructuring** | **Type of Transferred Assets** | **Fair Value** |
|---|---|---|---|---|
| Asset transfer | 70 | 390.1 | Land, building, condominium | 399.6 |
| Debt restructuring in various forms | 4,442 | 18,555.6 | | |
| **Total** | 4,512 | 18,945.7 | | |

The weighted average tenure of the above-mentioned restructuring is 5.8 years and the total debt outstanding after debt restructuring is Baht 18,945.7 million.

**Million Baht**

**THE BANK'S FINANCIAL STATEMENTS**
**2004**

| **Restructuring Method** | **Cases** | **Outstanding Debt before Restructuring** | **Type of Transferred Assets** | **Fair Value** |
|---|---|---|---|---|
| Asset transfer | 61 | 2,235.4 | Land, building | 1,965.5 |
| Debt-equity conversion | 1 | 296.9 | Share capital | 50.0 |
| Debt restructuring in various forms | 5,922 | 10,189.3 | | |
| **Total** | 5,984 | 12,721.6 | | |

The weighted average tenure of the above-mentioned restructuring is 2.6 years and the total debt outstanding after debt restructuring is Baht 12,662.9 million.

For the quarters ended March 31, 2005 and 2004, the Bank recognized interest income from restructured debts amounting to Baht 1,782.8 million and Baht 2,104.4 million, respectively.

As at March 31, 2005 and December 31, 2004, the Bank had balance of loan to restructured debtors amounting to Baht 191,294.9 million and Baht 193,837.0 million, respectively.

Consolidated disclosures for troubled debt restructurings which occurred during the quarters ended March 31, 2005 and 2004 have not been provided, as such information is not significantly different than the above disclosures relating to the Bank.

5.4 Borrowings

5.4.1 Classified by types of securities and sources of fund as at March 31, 2005 and Decemb... 31, 2004, as follows :

**Million Baht**

**CONSOLIDATED AND THE BANK'S FINANCIAL STATEMENTS**

| | March 31, 2005 | | | December 31, 2004 | | |
|---|---|---|---|---|---|---|
| | Domestic | Foreign | Total | Domestic | Foreign | Total |
| Unsecured subordinated notes | 13,165.5 | 29,165.5 | 42,331.0 | 13,165.5 | 29,116.3 | 42,281.8 |
| Less Master Investments | | | | | | |
| Agreement | (13,165.5) | - | (13,165.5) | (13,165.5) | - | (13,165.5) |
| Subordinated convertible bonds | 4,388.5 | - | 4,388.5 | 4,388.5 | - | 4,388.5 |
| Less Discount on borrowings | - | (8,105.9) | (8,105.9) | - | (8,239.9) | (8,239.9) |
| **Total** | 4,388.5 | 21,059.6 | 25,448.1 | 4,388.5 | 20,876.4 | 25,264.9 |

5.4.2 Classified by types of securities, currency, maturity and interest rate as at March 31, 2005 and December 31, 2004, as follows :

Million Baht

| Types | Currency | Maturity | Interest Rate | Amount March 31, 2005 | Amount December 31, 2004 |
|---|---|---|---|---|---|
| | CONSOLIDATED AND THE BANK'S FINANCIAL STATEMENTS | | | | |
| **Short-term borrowings** | | | | | |
| Unsecured | | | | | |
| subordinated notes | USD | 2005 | 7.25% | 1,090.6 | 1,088.8 |
| **Total short-term borrowings** | | | | 1,090.6 | 1,088.8 |
| **Long-term borrowings** | | | | | |
| Unsecured | | | | | |
| subordinated notes | USD | 2007 - 2029 | 8.75% - 9.025% | 28,074.9 | 28,027.5 |
| | THB | Perpetual | 0.67%* | 13,165.5 | 13,165.5 |
| Less Master Investment Agreement | | | | (13,165.5) | (13,165.5) |
| Subordinated | | | | | |
| convertible bonds | THB | Perpetual | Floating interest rate** | 4,388.5 | 4,388.5 |
| Less Discount on borrowings | | | | (8,105.9) | (8,239.9) |
| **Total long-term borrowings** | | | | 24,357.5 | 24,176.1 |
| **Total** | | | | 25,448.1 | 25,264.9 |

* Interest will be paid only when has paid dividend on preferred share.

** Interest rate equals 4 times the sum of the 3-month deposit rate of the Bank and 1.75% p.a.

5.5 Capital Augmented Preferred Securities

On April 2, 1999, the Bank issued Capital Augmented Preferred Securities (CAPS), which consisted of two group of securities ;

- The First Group of securities consisted of class A preferred shares and subordinated bonds cum preferred shares with a total value of Baht 34,500.0 million.
- The Second Group of securities consisted of subordinated bonds and subordinated convertible bonds with a total value of Baht 11,500.0 million.

On April 2, 2004, the Bank redeemed CAPS amounting to Baht 28,446.0 million and adjusted the terms and conditions for the remaining units of the CAPS amounting to Baht 17,554.0 million. Important aspects of the adjustment may be summarized as follows :

- The return of CAPS was set to a minimum rate of the 3-month deposit rate of the Bank plus 1.75% p.a. And when the Bank pays dividends to the ordinary shareholders, additional return of 0.5025% p.a. shall be paid.
- The second group bonds (series 21-28) were cancelled. The terms and conditions were revised such that the Bond series 29 became a perpetual bond, to be consistent with that of Group 1 Securities and the interest rate equals 4 times the sum of the 3-month deposit rate of the Bank and 1.75% p.a. to make the rate return of CAPS to the aforementioned level.
- The Bank was granted the right to redeem Group 1 Securities and Group 2 securities in whole or in part in multiple of 1/10 of the amount issued and sold or at a multiple of the mentioned amount.

According to the interpretation of accounting standard No.3 of The Institute of Certified Accountants and Auditors of Thailand concerning the issue of compound financial instruments by financial institutions, the First Group of Securities should be separated into three parts : 1) liability 2) premium on preferred shares and 3) preferred shares. However since the amount categorized as premium on preferred share (Baht 15.2 million) is not material, it was included as a liability. As at March 31, 2005 and December 31, 2004 the presentation of the First Group of Securities were as follows :

| | | |
|---|---|---|
| Subordinated bonds cum preferred shares | Baht | 13,164,183,450 |
| Preferred shares | Baht | 1,316,550 |

On April 2, 2004, the Bank redeemed Group 1 Securities amounting to Baht 21,332,366,550, the remaining portion of Group 1 Securities, as a result, had the value of Baht 13,167,633,450. The Bank had paid for the redemption with regards to the part of the redeemed Preferred Shares Cum Subordinated Bonds to the bondholders. For the 213,345 preferred shares (par value of Baht 2,133,450), being the part of the redeemed Group 1 Securities, the Bank had converted into ordinary shares at the par value of those shares (at the ratio of one preferred share to one ordinary share) and registered the conversion into ordinary shares with the Ministry of Commerce on July 7, 2004.

Had the Bank accounted for the First Group of Securities in accordance with the shareholder's resolution, which was approved by the BOT and registered with the Department of Commercial Registration (currently Department of Business Development) on April 16, 1999, the presentation in the balance sheet as at March 31, 2005 and December 31, 2004 would be as follows :

| | | |
|---|---|---|
| Preferred shares | Baht | 1,316,550 |
| Premium on preferred shares | Baht | 13,164,183,450 |

5.6 Share capital

The 11th ordinary shareholders' meeting convened on April 9, 2004, approved the reconsideration of resolutions regarding the allocation of shares and issuance of various types of the Bank's securities and approved the proposed allocation of shares and issuance of various types of securities so that the resolutions in respect thereof shall correspond with the regulations prescribed by the Securities and Exchange Commission as well as the Bank's current situation by first canceling resolutions regarding the allocation of shares and the issuance of various types of Bank's securities and then approving the allocation of shares and issuance of various types of Bank's securities as follows :

1) Allocation of 1,239,502,106 ordinary shares for offer and sale to general public including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements consisting of :

   - 1,109,502,106 ordinary shares, which are ordinary shares for offer and sale to general public including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements, remaining from ordinary shares offering at the end of 2003.

   - 70,000,000 ordinary shares reserved for the exercise of right of the subordinated convertible bonds redeemed on March 3, 2004.

   - 60,000,000 ordinary shares reserved for the exercise of right of the convertible bonds redeemed on August 7, 2001.

2) The remaining ordinary shares, preferred shares, bonds and warrants with the right to purchase ordinary shares are allocated as prescribed in prior resolution.

On July 7, 2004, the Bank had registered the change in the number of its ordinary shares with the Ministry of Commerce from 1,908,497,894 shares to 1,908,711,239 shares by converting 213,345 Class A preferred shares with a par value of Baht 10 per share into ordinary shares at the same number and amount (See Note 5.5).

5.7 Offsetting for the retained deficit

On April 9, 2004, the shareholders had passed the resolution that other reserves amounting to Baht 63,267.0 million, legal reserves amounting to Baht 11,544.8 million and premium on ordinary share capital amounting to Baht 25,775.5 million, be transferred in order to offset for the retained deficit of the Bank totaling Baht 100,587.3 million, effective as from January 1, 2004.

5.8 Commitments

As at March 31, 2005 and December 31, 2004, the Bank had commitments as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

| | March 31, 2005 | | | December 31, 2004 | | |
|---|---|---|---|---|---|---|
| | Baht | Foreign Currencies | Total | Baht | Foreign Currencies | Total |
| Avals to bills | 2,554.8 | 1,478.6 | 4,033.4 | 2,532.3 | 1,417.5 | 3,949.8 |
| Guarantees of loans | 289.7 | 7,599.0 | 7,888.7 | 293.6 | 8,740.2 | 9,033.8 |
| Other guarantees | 58,610.3 | 13,393.7 | 72,004.0 | 56,541.7 | 12,971.2 | 69,512.9 |
| Liability under unmatured import bills | 1,006.7 | 10,155.9 | 11,162.6 | 942.7 | 10,525.3 | 11,468.0 |
| Letters of credit | 1,524.9 | 30,794.4 | 32,319.3 | 1,082.7 | 28,712.7 | 29,795.4 |
| Forward foreign exchange contracts | | | | | | |
| Bought | 20,195.8 | 169,116.5 | 189,312.3 | 8,100.9 | 137,090.3 | 145,191.2 |
| Sold | 20,081.2 | 261,948.6 | 282,029.8 | 10,054.4 | 226,999.2 | 237,053.6 |
| Currency swaps | | | | | | |
| Bought | - | 1,958.1 | 1,958.1 | - | 1,954.8 | 1,954.8 |
| Interest rate swaps | | | | | | |
| Bought | - | 6,597.7 | 6,597.7 | - | 6,624.3 | 6,624.3 |
| Sold | - | 6,597.7 | 6,597.7 | - | 6,624.3 | 6,624.3 |
| Amount of unused bank overdraft | 120,906.8 | 3,418.1 | 124,324.9 | 117,423.7 | 2,888.8 | 120,312.5 |
| Others | 725.9 | 8,722.2 | 9,448.1 | 433.0 | 223.3 | 656.3 |
| **Total** | 225,896.1 | 521,780.5 | 747,676.6 | 197,405.0 | 444,771.9 | 642,176.9 |

Million Baht

THE BANK'S FINANCIAL STATEMENTS

| | March 31, 2005 | | | December 31, 2004 | | |
|---|---|---|---|---|---|---|
| | Baht | Foreign Currencies | Total | Baht | Foreign Currencies | Total |
| Avals to bills | 2,552.1 | 1,478.6 | 4,030.7 | 2,527.5 | 1,417.5 | 3,945.0 |
| Guarantees of loans | 289.7 | 7,582.3 | 7,872.0 | 293.6 | 8,740.2 | 9,033.8 |
| Other guarantees | 58,547.3 | 12,834.9 | 71,382.2 | 56,490.7 | 12,349.9 | 68,840.6 |
| Liability under unmatured import bills | 1,006.7 | 9,979.1 | 10,985.8 | 942.7 | 10,381.4 | 11,324.1 |
| Letters of credit | 1,504.8 | 30,526.8 | 32,031.6 | 1,062.5 | 28,369.5 | 29,432.0 |
| Forward foreign exchange contracts | | | | | | |
| Bought | 20,195.8 | 168,902.1 | 189,097.9 | 8,100.9 | 137,038.0 | 145,138.9 |
| Sold | 20,081.2 | 261,707.8 | 281,789.0 | 10,054.4 | 226,879.1 | 236,933.5 |
| Currency swaps | | | | | | |
| Bought | - | 1,958.1 | 1,958.1 | - | 1,954.8 | 1,954.8 |
| Interest rate swaps | | | | | | |
| Bought | - | 6,597.7 | 6,597.7 | - | 6,624.3 | 6,624.3 |
| Sold | - | 6,597.7 | 6,597.7 | - | 6,624.3 | 6,624.3 |
| Amount of unused bank overdraft | 120,906.8 | 2,533.4 | 123,440.2 | 117,423.7 | 2,019.4 | 119,443.1 |
| Others | 725.9 | 8,722.2 | 9,448.1 | 433.0 | 223.3 | 656.3 |
| **Total** | 225,810.3 | 519,420.7 | 745,231.0 | 197,329.0 | 442,621.7 | 639,950.7 |

## 5.9 Litigation

As at March 31, 2005 and December 31, 2004, there has been a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings when resolved will not materially affect the Bank's financial position and result of operations.

## 5.10 Related party transactions

As at March 31, 2005 and December 31, 2004, related parties of the Bank consisted of the Bank's executives at the level of department manager and higher including close family members of executives at the level of executive vice president and higher; those entities in which the Bank, or the Bank's directors, or executives at the level of department manager and higher, or close family members of executives at the level of executive vice president and higher, together had 10% or more combined beneficial ownership; and those entities in which the Bank's directors, or executives at the level of executive vice president and higher, or close family members of these individuals, held directorship positions; and also include those related companies as indicated in the BOT's report.

As at March 31, 2005 and December 31, 2004, the Bank had significant loans and commitments to related parties, as follows :

Million Baht

| | MARCH 31, 2005 CONSOLIDATED FINANCIAL STATEMENTS | MARCH 31, 2005 THE BANK'S FINANCIAL STATEMENTS | MATURITIES |
|---|---|---|---|
| **Related restructured debtors** | | | |
| **Loans** | | | |
| Ending balance | 59,088.4 | 59,088.4 | April 11, 1997 - December 30, 2020 |
| Average month end balance | 61,689.7 | 61,689.7 | |
| **Commitments** | | | |
| Ending balance | 3,409.9 | 3,409.9 | April 5, 2005 - May 12, 2018 |
| Average month end balance | 4,132.8 | 4,132.8 | |
| **Other related parties** | | | |
| **Loans** | | | |
| Ending balance | 14,175.8 | 23,288.8 | November 4, 1993 - November 27, 2023 |
| Average month end balance | 14,241.2 | 23,354.1 | |
| **Commitments** | | | |
| Ending balance | 1,267.5 | 1,269.0 | April 1, 2005 - September 30, 2009 |
| Average month end balance | 1,454.1 | 1,457.2 | |

Million Baht

| | DECEMBER 31, 2004 CONSOLIDATED FINANCIAL STATEMENTS | DECEMBER 31, 2004 THE BANK'S FINANCIAL STATEMENTS | MATURITIES |
|---|---|---|---|
| **Related restructured debtors** | | | |
| **Loans** | | | |
| Ending balance | 65,259.8 | 65,259.8 | April 11, 1997 - December 30, 2020 |
| Average month end balance | 70,962.1 | 70,962.1 | |
| **Commitments** | | | |
| Ending balance | 4,276.5 | 4,276.5 | February 1, 2004 - May 12, 2018 |
| Average month end balance | 4,443.8 | 4,443.8 | |
| **Other related parties** | | | |
| **Loans** | | | |
| Ending balance | 13,161.3 | 22,274.2 | November 4, 1993 - November 27, 2023 |
| Average month end balance | 16,301.3 | 22,361.5 | |
| **Commitments** | | | |
| Ending balance | 1,945.9 | 1,953.3 | December 31, 2004 - September 30, 2009 |
| Average month end balance | 2,116.1 | 2,125.3 | |

For the quarter ended March 31, 2005, the Bank charged interests between 1.0% to 14.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 1.0% to 9.5%, on money market loans were between 0.75% to 3.45%, on default loans at 14.0% and on other loans between 1.25% to 9.5%. Determination of interest rates was dependent on the type of loans and collateral.

For the year ended December 31, 2004, the Bank charged interests between 1.0% to 14.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 1.0% to 9.5%, on money market loans were between 1.78% to 3.5%, on default loans at 14.0% and on other loans between 1.25% to 8.25%. Determination of interest rates was dependent on the type of loans and collateral.

As at March 31, 2005 and December 31, 2004, the Bank had allowance for doubtful accounts of loans to related parties amounting to Baht 16,085.4 million and Baht 13,918.7 million, respectively.

The Bank follows the BOT's guidelines in estimating the minimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and Bank's financial statements, investments between the Bank and the subsidiaries and associated companies as at March 31, 2005 and December 31, 2004 are shown in Note 5.2.2.

In the consolidated financial statements, loans to and commitments between the Bank and associated companies, and in the Bank's financial statements, loans to and commitments between the Bank and subsidiaries and associated companies, consisted of the following as at March 31, 2005 and December 31, 2004 :

LOANS

Million Baht

| | CONSOLIDATED FINANCIAL STATEMENTS | | THE BANK'S FINANCIAL STATEMENTS | |
|---|---|---|---|---|
| | March 31, 2005 | December 31, 2004 | March 31, 2005 | December 31, 2004 |
| **Subsidiary company** | | | | |
| Sinnsuptawee Asset Management Co., Ltd. | - | - | 9,112.9 | 9,112.9 |
| **Associated companies** | | | | |
| BSL Leasing Co., Ltd. | 1,462.0 | 1,516.0 | 1,462.0 | 1,516.0 |
| Thai Filament Finishing Co., Ltd. | 156.1 | 158.8 | 156.1 | 158.8 |
| Thai Polymer Textile Co., Ltd. | 1,542.4 | 1,545.8 | 1,542.4 | 1,545.8 |
| Thai Taffeta Textile Co., Ltd. | 141.5 | 143.1 | 141.5 | 143.1 |

COMMITMENTS

Million Baht

| | CONSOLIDATED FINANCIAL STATEMENTS | | THE BANK'S FINANCIAL STATEMENTS | |
|---|---|---|---|---|
| | March 31, 2005 | December 31, 2004 | March 31, 2005 | December 31, 2004 |
| **Subsidiary companies** | | | | |
| Bangkok Bank Berhad | - | - | - | 5.8 |
| Bualuang Securities Public Co., Ltd. | - | - | 1.5 | 1.5 |
| BBL Asset Management Co., Ltd. | - | - | 0.0 | 0.0 |
| **Associated companies** | | | | |
| Asia Credit Public Co., Ltd. | 0.5 | 0.5 | 0.5 | 0.5 |
| BSL Leasing Co., Ltd. | - | 19.8 | - | 19.8 |
| Thai Filament Finishing Co., Ltd. | 9.8 | 9.8 | 9.8 | 9.8 |
| Thai Polymer Textile Co., Ltd. | 11.4 | 11.4 | 11.4 | 11.4 |
| Thai Taffeta Textile Co., Ltd. | 7.3 | 7.3 | 7.3 | 7.3 |

In the consolidated and the Bank's financial statements, loans to and commitments between the Bank and related companies, in which the Bank has between 10% to 20% shareholding through normal investments consisted mainly of the following as at March 31, 2005 and December 31, 2004 :

LOANS

**Million Baht**

| | CONSOLIDATED FINANCIAL STATEMENTS | | THE BANK'S FINANCIAL STATEMENTS | |
|---|---|---|---|---|
| | **March 31, 2005** | **December 31, 2004** | **March 31, 2005** | **December 31, 2004** |
| Bangkok Central Leasing Co., Ltd. | 1,018.0 | 1,002.0 | 1,018.0 | 1,002.0 |
| Bangkok UFJ Co., Ltd. | 342.0 | - | 342.0 | - |
| Toyota Leasing (Thailand) Co., Ltd. | 2,720.0 | 1,650.0 | 2,720.0 | 1,650.0 |

COMMITMENTS

**Million Baht**

| | CONSOLIDATED FINANCIAL STATEMENTS | | THE BANK'S FINANCIAL STATEMENTS | |
|---|---|---|---|---|
| | **March 31, 2005** | **December 31, 2004** | **March 31, 2005** | **December 31, 2004** |
| Asia Lamp Industry Co., Ltd. | 1.0 | 1.0 | 1.0 | 1.0 |
| Asia Cement Public Co., Ltd. | 404.8 | 404.0 | 404.8 | 404.0 |
| Bangkok Central Leasing Co., Ltd. | 184.8 | 189.6 | 184.8 | 189.6 |
| Thana Thep Printing Co., Ltd. | 21.1 | 1.2 | 21.1 | 1.2 |
| Toyota Leasing (Thailand) Co., Ltd. | 0.4 | 0.4 | 0.4 | 0.4 |

As at March 31, 2005 and December 31, 2004, the Bank had deposits from related parties as follows :

| | | Million Baht |
|---|---|---|
| | March 31, 2005 | December 31, 2004 |
| Subsidiaries | | |
| BBL (Cayman) Limited | 0.0 | 3.8 |
| Bangkok Bank Berhad | 24.0 | 66.8 |
| Sinnsuptawee Asset Management Co., Ltd. | 320.7 | 362.8 |
| Bualuang Finance Co., Ltd. | 68.7 | 43.0 |
| BBL Asset Management Co., Ltd. | 5.6 | 7.5 |
| Bualuang Securities Public Co., Ltd. | 30.0 | 44.6 |
| Associated companies | | |
| BSL Leasing Co., Ltd. | 8.8 | 13.8 |
| Processing Center Co., Ltd. | 114.4 | 127.2 |
| Asia Credit Public Co., Ltd. | 74.4 | 9.7 |
| Thai Filament Finishing Co., Ltd. | - | 0.2 |
| Thai Polymer Textile Co., Ltd. | 2.6 | 0.3 |
| Thai Taffeta Textile Co., Ltd. | 8.5 | 0.0 |
| WTA (Thailand) Co., Ltd. | 0.0 | 0.0 |
| **Related restructured debtors** | 2,025.6 | 2,091.5 |
| **Other related parties** | 4,074.9 | 4,773.3 |

As at March 31, 2005 and December 31, 2004, the Bank had placement with, loans to, commitments to, deposits from borrowings from and other liabilities with related parties, changing are summarized as follows :

| | March 31, 2005 | December 31, 2004 | Million Baht<br>Change |
|---|---|---|---|
| **PLACEMENT** | | | |
| Subsidiaries | 196.2 | - | 196.2 |
| **LOANS** | | | |
| Subsidiaries | 9,112.9 | 9,112.9 | - |
| Associated companies | 3,302.0 | 3,363.7 | (61.7) |
| Related restructured debtors* | 57,248.4 | 63,412.1 | (6,163.7) |
| Other related parties* | 12,713.8 | 11,645.3 | 1,068.5 |
| **Total** | 82,377.1 | 87,534.0 | (5,156.9) |
| **COMMITMENTS** | | | |
| Subsidiaries | 1.5 | 7.3 | (5.8) |
| Associated companies | 29.0 | 48.8 | (19.8) |
| Related restructured debtors* | 3,381.4 | 4,248.1 | (866.7) |
| Other related parties* | 1,267.0 | 1,925.6 | (658.6) |
| **Total** | 4,678.9 | 6,229.8 | (1,550.9) |
| **DEPOSITS** | | | |
| Subsidiaries | 449.0 | 528.5 | (79.5) |
| Associated companies | 208.7 | 151.2 | 57.5 |
| Related restructured debtors* | 2,025.6 | 2,091.5 | (65.9) |
| Other related parties* | 4,074.9 | 4,773.3 | (698.4) |
| **Total** | 6,758.2 | 7,544.5 | (786.3) |
| **BORROWING** | | | |
| Subsidiaries | 18.5 | - | 18.5 |
| **OTHER LIABILITIES** | | | |
| Subsidiaries (Note 5.2) | 3,323.0 | 3,323.0 | - |

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The price, interest rates, commission charges, terms and conditions are determined on an arm's length basis. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

* Excluding subsidiaries and associated companies.

As at March 31, 2005 and December 31, 2004, material accrued income and expenses between the Bank and related parties are as follows :

Million Baht

| | CONSOLIDATED FINANCIAL STATEMENTS | | THE BANK'S FINANCIAL STATEMENTS | |
|---|---|---|---|---|
| | March 31, 2005 | December 31, 2004 | March 31, 2005 | December 31, 2004 |
| **Subsidiaries** | | | | |
| Accrued interest receivable | - | - | 1.4 | - |
| Accrued interest payable | - | - | 0.3 | 0.0 |
| **Associated companies** | | | | |
| Accrued interest receivable | 4.4 | 4.1 | 4.4 | 4.1 |
| Accrued interest payable | 0.0 | 0.0 | 0.0 | 0.0 |
| **Other related parties** | | | | |
| Accrued interest receivable | 65.6 | 64.1 | 65.6 | 64.1 |
| Accrued interest payable | 6.1 | 3.4 | 6.1 | 3.4 |

For the quarters ended March 31, 2005 and 2004, material income and expenses between the Bank and related parties are as follows :

Million Baht

| | CONSOLIDATED FINANCIAL STATEMENTS | | THE BANK'S FINANCIAL STATEMENTS | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| **Subsidiaries** | | | | |
| Interest and discount received | - | - | 57.1 | 150.4 |
| Fees and service income | - | - | 14.8 | 12.0 |
| Other income | - | - | 0.6 | 0.5 |
| Dividend income | - | - | 3.2 | 0.0 |
| Interest paid | - | - | 0.3 | 14.8 |
| Other expenses | - | - | 5.2 | - |
| **Associated companies** | | | | |
| Interest and discount received | 2.1 | 21.1 | 2.1 | 21.1 |
| Fees and service income | 0.0 | 0.4 | 0.0 | 0.4 |
| Other income | 0.0 | 0.0 | 0.0 | 0.0 |
| Dividend income | - | 4.2 | - | 4.2 |
| Interest paid | 0.1 | 0.2 | 0.1 | 0.2 |
| Other expenses | 18.1 | 19.1 | 18.1 | 19.1 |
| **Other related parties** | | | | |
| Interest and discount received | 578.0 | 862.3 | 578.0 | 862.3 |
| Fees and service income | 7.6 | 11.2 | 7.6 | 11.2 |
| Interest paid | 6.5 | 8.5 | 6.5 | 8.5 |
| Other expenses | 162.9 | 79.8 | 162.9 | 79.8 |

For the year ended December 31, 2004, the Bank sold properties foreclosed to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 493.1 million for Baht 471.5 million, which were its fair value. However, since the Bank had previously set aside allowance for impairment of properties foreclosed amounting to Baht 21.6 million, there was no gain or loss to the Bank from these sale transactions. For the quarter ended March 31, 2005, the Bank had no above transactions.

Disclosure of the statements of cash flows of Sinnsuptawee Asset Management Co., Ltd.

In accordance with the BOT's letter number ThorPorTor. SorNorSor. (01) Wor. 3258/2543 relating to the operation regulation of the Asset Management Company (AMC), dated November 27, 2000, required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Sinnsuptawee Asset Management Co., Ltd. are as follows :

**SINNSUPTAWEE ASSET MANAGEMENT COMPANY LIMITED**
**STATEMENTS OF CASH FLOWS**
**FOR THE QUARTERS ENDED MARCH 31,**
**"UNAUDITED"**

| | | Million Baht |
|---|---|---|
| | **2005** | **2004** |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income (loss) | 4.9 | (25.3) |
| Items to reconcile net income (loss) to cash received (paid) from operating activities | | |
| Depreciation | 0.1 | 0.2 |
| Income (loss) from operations before changes in operating assets and liabilities | 5.0 | (25.1) |
| Operating assets (increase) decrease | | |
| Properties foreclosed | 13.4 | (440.4) |
| Accrued interest receivable | (0.2) | 3.1 |
| Prepaid expenses | 0.2 | 0.0 |
| Advance payment for properties foreclose | - | 42.7 |
| Accounts receivable | (0.3) | (1.6) |
| Debtors of the parent company, Bangkok Bank Public Co., Ltd. | - | (0.2) |
| Deposits | 0.0 | - |
| Advance payment | (0.1) | - |
| Accrued dividend | (54.0) | - |
| Income tax recoverable | (0.5) | (0.2) |
| Operating liabilities increase (decrease) | | |
| Accrued expenses | (5.5) | 1.0 |
| Deposits | 0.4 | 0.5 |
| Deposit for properties foreclosed rental | (0.2) | - |
| Other liabilities | (0.1) | 0.0 |
| Net cash used in operating activities | (41.9) | (420.2) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of premise and equipment | (0.0) | (0.7) |
| Net cash used in investing activities | (0.0) | (0.7) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Cash received from loans from parent company | - | 250.7 |
| Net cash provided by financing activities | - | 250.7 |
| Net decrease in cash | (41.9) | (170.2) |
| Cash and cash equivalent items as at January 1, | 362.5 | 290.5 |
| **Cash and cash equivalent items as at March 31,** | 320.6 | 120.3 |

5.11 Income Tax

For the quarters ended March 31, 2005 and 2004, the consolidated financial statements presented income tax amounting to Baht 23.1 million and Baht 42.0 million, respectively, which is the income tax of its subsidiaries.

For the quarters ended March 31, 2005 and 2004, the Bank's financial statements presented net income but no income tax expenses as the Bank has losses carried forward being taxable expenses.

5.12 The results of operation by domestic and foreign operations

The results of operations for the quarters ended March 31, 2005 and 2004 are as follows :

**Million Baht**

| | CONSOLIDATED FINANCIAL STATEMENTS 2005 | | | |
|---|---|---|---|---|
| | Domestic Operations | Foreign Operations | Elimination | Total |
| Interest and dividend income | 12,169.0 | 2,533.6 | (1,353.3) | 13,349.3 |
| Interest expenses | (3,057.4) | (1,927.6) | 1,353.3 | (3,631.7) |
| Net interest income | 9,111.6 | 606.0 | - | 9,717.6 |
| Non-interest income | 4,073.5 | 488.9 | (54.2) | 4,508.2 |
| Non-interest expenses | (7,221.7) | (963.0) | - | (8,184.7) |
| Income before income tax | 5,963.4 | 131.9 | (54.2) | 6,041.1 |

**Million Baht**

| | CONSOLIDATED FINANCIAL STATEMENTS 2004 | | | |
|---|---|---|---|---|
| | Domestic Operations | Foreign Operations | Elimination | Total |
| Interest and dividend income | 10,725.9 | 1,964.4 | (1,055.7) | 11,634.6 |
| Interest expenses | (4,448.0) | (1,578.0) | 1,055.7 | (4,970.3) |
| Net interest income | 6,277.9 | 386.4 | - | 6,664.3 |
| Non-interest income | 4,207.8 | 568.3 | (8.4) | 4,767.7 |
| Non-interest expenses | (7,545.0) | (509.1) | 3.6 | (8,050.5) |
| Income before income tax | 2,940.7 | 445.6 | (4.8) | 3,381.5 |

Million Baht

| | THE BANK'S FINANCIAL STATEMENTS 2005 | | | |
|---|---|---|---|---|
| | Domestic Operations | Foreign Operations | Elimination | Total |
| Interest and dividend income | 12,098.5 | 2,418.3 | (1,352.4) | 13,164.4 |
| Interest expenses | (3,041.5) | (1,885.3) | 1,352.4 | (3,574.4) |
| Net interest income | 9,057.0 | 533.0 | - | 9,590.0 |
| Non-interest income | 3,839.0 | 472.7 | - | 4,311.7 |
| Non-interest expenses | (6,970.7) | (928.0) | - | (7,898.7) |
| Income before income tax | 5,925.3 | 77.7 | - | 6,003.0 |

Million Baht

| | THE BANK'S FINANCIAL STATEMENTS 2004 | | | |
|---|---|---|---|---|
| | Domestic Operations | Foreign Operations | Elimination | Total |
| Interest and dividend income | 10,704.4 | 1,821.3 | (920.9) | 11,604.8 |
| Interest expenses | (4,434.3) | (1,415.2) | 920.9 | (4,928.6) |
| Net interest income | 6,270.1 | 406.1 | - | 6,676.2 |
| Non-interest income | 3,864.0 | 511.2 | (3.6) | 4,371.6 |
| Non-interest expenses | (7,257.4) | (476.5) | 3.6 | (7,730.3) |
| Income before income tax | 2,876.7 | 440.8 | - | 3,317.5 |

The basis for the determination of income and expenses charge between the branches and head office, and between the branches, is established by head office, and approximates the funding cost.

5.13 Capital fund

Capital fund as at March 31, 2005 and December 31, 2004 are as follows :

| | Million Baht | |
|---|---|---|
| | March 31, 2005 | December 31, 2004 |
| **Tier 1 capital** | | |
| Issued and paid-up share capital and premium on share capital | 75,434.6 | 75,434.6 |
| Legal reserve | 2,000.0 | 2,000.0 |
| Other reserve | 5,000.0 | 5,000.0 |
| Retained earnings after appropriation | 496.4 | 496.4 |
| Others | 13,164.2 | 13,164.2 |
| | 96,095.2 | 96,095.2 |
| **Tier 2 capital** | | |
| Unrealized increment per land appraisal | 6,870.6 | 6,870.6 |
| Unrealized increment per premises and condominiums appraisal | 1,980.7 | 2,066.1 |
| Provision for normal assets | 3,977.0 | 3,977.0 |
| Unrealized gain (net) on equity security revaluation-available-for-sale | 3,501.6 | 3,501.6 |
| Hybrid debt capital instruments | 61.7 | 81.6 |
| Long-term subordinated debt instruments | | |
| Unsecured subordinated notes | 13,845.4 | 14,291.0 |
| | 30,237.0 | 30,787.9 |
| **Total** | 126,332.2 | 126,883.1 |

As at December 31, 2004, the Bank had allocated legal reserve amounting to Baht 2,000.0 million in accordance with the Bank's Articles of Association.

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital fund to assets and contingencies of not less than 8.5% and that Tier 1 capital must not be less than 4.25% of such assets and contingencies.

As at March 31, 2005 and December 31, 2004, capital adequacy ratios maintained by the Bank in accordance with the notification of the BOT are as follows :

| | Percentage | |
|---|---|---|
| | March 31, 2005 | December 31, 2004 |
| Total capital | 13.7 | 13.5 |
| Tier 1 capital | 10.4 | 10.2 |
| Tier 2 capital | 3.3 | 3.3 |

5.14 Events after the balance sheet date

5.14.1 The 12th ordinary shareholders' meeting convened on April 12, 2005, approved importance resolution as follows :

- The reconsideration of resolutions regarding the allocation of shares and the issuance of various types of the Bank's securities:

  Ordinary shareholders' meeting approved the reconsideration of resolutions of the 11th ordinary shareholders' meeting convened on April 9, 2004, regarding the allocation of shares and the issuance of various types of the Bank's securities and approved the allocation of shares and the issuance of various types of securities as proposed, to comply with the regulations prescribed by the Securities and Exchange Commission and to reflect the Bank's current situation, which may be summarized as follows :

  Ordinary shares

  1) Allocation of 1,339,502,106 ordinary shares as follows : (revised)

     1.1) Allocation of 459,502,106 ordinary shares for offer and sale to general public, including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements.

     1.2) Allocation of 440,000,000 ordinary shares for offer and sale to institutional investors or investors with specific characteristics prescribed by the Securities and Exchange Commission.

     1.3) Allocation of 440,000,000 ordinary shares for offer and sale to the existing shareholders in proportion to their shareholdings.

  2) Allocation of 50,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds issued by the Bank and offered for sale in 1999 as part of the Capital Augmented Preferred Securities (CAPS) (reduced the number of shares).

  3) Allocation of 500,000,000 ordinary shares to be reserved for the exercise of conversion right attached to the subordinated convertible bonds and/or convertible bonds that may further be issued in future by the Bank, as approved by the shareholders' meeting (unchanged).

  4) Allocation of 200,000,000 ordinary shares to be reserved for the exercise of right to purchase ordinary shares by holders of warrants that may further be issued in future by the Bank, as approved by the shareholders' meeting (unchanged).

  The preferred shares, bonds and warrants with the right to purchase ordinary shares are allocated as prescribed in prior resolution.

- The amendment of the Bank's Memorandum of Association regarding the registered capital of the Bank

  The meeting approved the following amendment of Clause 4 of the Bank's Memorandum of Association to correspond with the number of ordinary shares and preferred shares that had been changed as a result of the conversion of 213,345 of Class A preferred shares into 213,345 ordinary shares owing to the redemption of 213,345 units of the Bank's Subordinated Debentures cum Preferred Shares which is a part of Capital Augmented Preferred Securities (CAPS) on April 2, 2004, which the amendment are as follows :

  The registered capital of the Bank is Baht 40,000.0 million, divided into 4,000,000,000 shares at a par value of 10 Baht each, comprising 3,998,213,345 ordinary shares, and 1,786,655 preferred shares.

- Approval of the appropriation of the profit and payment of dividend for the operating result of the year 2004

  The meeting approved the appropriation of the profit and payment of dividend for the operating result of the year 2004, as specified below :

  1) The dividend be paid for the operating result of the year 2004 at the rate of Baht 1.75 per ordinary share, totaling Baht 3,340.2 million, a part of which had been paid as interim dividend at the rate of Baht 0.75 per share on November 19, 2004, and the remaining amount be paid on May 12, 2005 at the rate of Baht 1.00 per share to the shareholders whose names appear on the date the share register book is closed for the purpose of ascertaining entitlement to dividend which is April 27, 2005 at 12.00 hrs.

     In respect of the 131,655 shares of the Class A preferred shares, the dividend is paid according to the terms and conditions specified in the prospectus of the Class A preferred shares, offered simultaneously with the Group 1 Subordinated Bonds, being a part of the Bank's Capital Augmented Preferred Securities (CAPS), which stipulates that in the year that the Bank makes a dividend payment to the shareholders of ordinary shares, it is required to make a dividend payment to the shareholders of the Class A preferred share at the rate equal to the amount of interest on the Group 1 Subordinated Bonds which are not paid on each due date, and that an additional dividend be paid at the rate of Baht 1.00 per share. The Bank has already made the interim dividend payment to the shareholders of preferred shares on November 19, 2004 in the amount of Baht 21.8 million with an additional amount of Baht 0.1 million or at the rate of Baht 1.00 per share, totaling Baht 21.9 million, being the full dividend payment according to the terms and conditions specified in the prospectus.

  2) The appropriation of the profit for the operating result of the year 2004 as a legal reserve in the total amount of Baht 6,000.0 million, being the appropriation of profit for the period of January - June 2004 amounting to Baht 1,000.0 million and for the period of July - December 2004 amounting to Baht 1,000.0 million (which have already been made as per the financial statements

for the year ended December 31, 2004) and as additional legal reserve in the amount of Baht 4,000.0 million.

3) The appropriation of the profit for the operating result of the year 2004 as other reserves in the total amount of Baht 8,500.0 million, being the appropriation of profit for the period of January - June 2004 amounting to Baht 5,000.0 million (which has already made as per the financial statements for the year ended December 31, 2004) and for the period of July - December 2004 amounting to Baht 3,500.0 million.

The net profit remaining after the appropriation of profit is Baht 429.5 million.

5.14.2 In April 2005, the Bank sold all the shares that the Bank held in Bualuang Finance Company Limited to Asia Credit Public Company Limited, pursuant to the plan of Asia Credit Public Company Limited to establish a commercial bank as approved by the Ministry of Finance (See Note 1.2).